02034273

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Unitor AS

*CURRENT ADDRESS

PROCESSED
MAY 2 9 2002
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3020 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 5/23/02

ANNUAL REPORT 2001

UNITOR


AREA EUROPE
NO. UNITOR OFFICES: 24
NO. AGENTS: 66
NO. PORTS SERVED: 748
AREA ASIA PACIFIC
NO. UNITOR OFFICES: 7
NO. AGENTS: 24
NO. PORTS SERVED: 316
AREA SE EUROPE,
MIDDLE EAST & AFRICA
NO. UNITOR OFFICES: 13
NO. AGENTS: 10
NO. PORTS SERVED: 146
AREA AMERICAS
NO. UNITOR OFFICES: 21
NO. AGENTS: 30
NO. PORTS SERVED: 392

UNITOR'S NETWORK

Unitor in brief

Unitor provides products and services to the international marine market, which improve our customer's competitiveness, promote safety at sea, and respect the environment.

Unitor's products are distributed through a network comprising 65 owned offices and 130 agents in a total of 85 countries.

In 2001, this network delivered 186,612 (ships service division) orders in 1,450 ports and at 145 shipyards.

Unitor's primary competitive advantage is a combination of the company's international network and high competence in information technology and logistics.

Key ratios

RESULT		Definition	2001	2000	1999	1998	1997
Operating revenues	MNOK		2 453	2 419	2 376	2 657	2 497
EBIT	MNOK	1	82	62	34	194	178
EBITDA	MNOK	2	173	165	129	296	280
Earnings before tax (EBT)	MNOK		45	6	-59	84	128
Tax rate	%		51.1	-	-	46.3	36.3
PROFITABILITY							
EBITDA margin	%	3	7.1	6.8	5.4	11.1	11.2
Net operating margin	%	4	3.5	4.6	2.6	8.6	9.5
Gross profit margin	%	5	1.8	0.2	-2.5	3.2	5.1
Net profit margin	%	6	0.9	0.2	-2.5	1.7	3.6
Return on capital employed	%	7	5.1	6.9	4.0	14.4	15.4
Return on equity	%	8	2.6	0.7	-6.7	5.0	9.2
Average sale pr. order	NOK		9 843	8 998	8 950	10 057	9 342
Number of orders	Number		186 612	197 071	206 096	213 802	207 801
Number of employees	Number		1 253	1 457	1 583	1 687	1 666
CAPITAL							
Market value	MNOK	9	802	1 153	1 173	1 447	1 760
Equity	MNOK		839	840	834	892	916
Equity ratio	%	10	41.4	39.4	41.2	41.7	44.2
Net interest bearing debt	MNOK		663	756	608	492	437
LIQUIDITY							
Current ratio		11	3.5	2.9	2.9	2.3	2.8
Cashflow from operations	MNOK		183	-33	61	222	16
SHARES							
Earnings per share (EPS)	NOK	12	1.13	0.31	-2.97	2.30	4.20
Cashflow per share	NOK	13	8.60	5.23	1.38	7.50	10.40
Book equity per share	NOK	14	42.92	42.97	42.64	45.65	46.86
Dividends	NOK	15	-	-	-	3.50	3.50
Payout ratio	%	16	-	-	-	152.2	83.3
Share price 31.12	NOK		41.00	58.00	60.00	74.00	90.00
Price/earnings ratio			36.4	190.3	-	32.2	21.4
Number of shares 31.12	x 1 000		19.550	19.550	19.550	19.550	19.550
Average number of shares	x 1 000		19.550	19.550	19.550	19.550	19.452

Definitions of key ratios page 32

Highlights 2001

- Jarle Roth appointed President & CEO (March 1)
- Stronger earnings and cash flow
- Profitable sales of non-core assets
- Improved customer service level
- All Marine Alliance Customer Service Centres operational
- Record order reserve for Ships Equipment Division
- Consolidation of the product range, and exit from non-core products
- Umoe increased ownership to 57.92% of Unitor's total shares
- Morits Skaugen Jr. appointed Chairman of the Board of Directors (November 1.)

"As the link between vessels and manufacturers, Unitor will leverage its position to improve business performance, develop competitive products and services and return value to our shareholders."

BUILDING


3000
2000
1000
0
97
98
99
00
01

TOTAL OPERATING REVENUE
(MNOK)


200
150
100
50
0
97
98
99
00
01

EBIT
(MNOK)


250
200
150
100
50
0
97
98
99
00
01

EBT
(MNOK)

Group revenues	572	(630)
EBITDA	44	(64)
EBIT	20	(40)
EBT	12	(26)
Cash flow from operations	10	(-8)

1Q 2002

Financial Performance

Future outlook. The outlook for US economic growth is positive, benefitting from a loose monetary policy, including lower interest rates. Once these measures cease, the question of further growth will reappear. Recovery prospects for the European economy are uncertain, due mainly to the high rate of inflation. Improvement is predicted toward the end of the current year. The Japanese economy continues to struggle and prospects for early recovery are not considered promising.

World trade affects the world economy, which in turn affects shipping. As previously reported, the shipping industry continues to be characterised by challenges for most operators, and little improvement is expected before the end of 2002. In light of these circumstances, Unitor's management will increase its focus on driving cost effiency within the organisation and taking the necessary steps to ensure that costs are in line with revenue.

In March, the decision was made to establish Project Engineering Centres (PEC) in Szczecin, Poland and Shanghai, China to be closer to their main markets and deliver project engineering services to the organisation at less cost. The plan will be implemented in Europe by the end of the second quarter 2002 and in Asia by the end of the third quarter 2002. Annual resulting savings are expected to be MNOK 5. Approximately 20 jobs will be affected.

Unitor Ships equipment has been chosen to supply and install thermal insulation to Hyundai Heavy Industries (HHI) for a further four Moss type LNG carries. The contract, which has a value of around MNOK 170 is Unitor's largest single contract ever. This contract secures Unitor subsidiary TI Marine Contracting's continuous operation at HHI until mid-2006.

Operating revenues were MNOK 572 (630), down from last year. The sale of Svenska Skum accounts for MNOK 21 of the reduction. Revenues are also down from the previous quarter. Previous quarter operating revenues were MNOK 604.

Revenue from the Unitor Ships Service division was MNOK 457 (511), a reduction of MNOK 54 compared to the same quarter last year. This reduction in revenue reflects the weak shipping market. The Ships Equipment division increased its revenue with MNOK 17 to MNOK 115, adjusted for the divestment of Svenska Skum.

EBITDA was MNOK 44 (64), a reduction from last year. This is mainly due to weaker sales. Other operating expense was 220 (232), a reduction of 12 and in line with expectations. Depreciation was MNOK 24 (24), also in line with expectations and resulting in an **EBIT** of 20 (40).

Net financial cost totalled MNOK 5, of which the accumulated deficit from e4marine was MNOK 3.6. Net financial cost included interest income, interest expense and agio/ disagio on cash flow currency hedges. The financial result was affected by the low interest rate and a positive gain on the cash flow hedge (MNOK 2.9).

EBT was MNOK 12 (26), a decline compared to the same period last year and was not in line with expectations. The lower than expected EBT was the result of the weak market and reduced operating revenue. An improvement in the shipping market is expected to have a direct result on Unitor's EBT.

Inventory was MNOK 447, a reduction of MNOK 75 from last year and MNOK 16 from the previous quarter. This confirms the positive trend last year. The strong focus on Unitor's Core Product offer will continue to help reduce the inventory levels and at the same time increase the service level.

Accounts receivable were MNOK 574 (695), showing a considerable reduction compared to the same quarter last year. This is in line with previous quarter.

Cash flow from operations was MNOK 10 (-8). Unitor considers this to be a satisfactory figure, given the present situation in the market. Improving cash flow from operations continues to be a top priority by management. Net investments in the first quarter totalled MNOK 14, which is down MNOK 3 from the same quarter last year.

Net interest bearing debt was MNOK 667 (791). The net interest bearing debt was slightly up from previous quarter by MNOK 4. Unitor has agreed upon indicative terms and conditions for a new revolving credit facility. The new credit facility has a limit of MUSD 110 and expires in 2005.

Total equity was MNOK 859 at the end of the first quarter. Equity per share was NOK 43.94.

Note: All ( ) = 1Q 2001

Key ratios		2002 1 q.	2001 1 q.	2001 4 q.	2001 3 q.	2001 2 q.
Operating revenues	MNOK	572	630	604	603	616
EBITDA	MNOK	44	64	5	35	70
EBIT	MNOK	20	40	(17)	14	46
EBT	MNOK	12	26	(28)	5	42
EPS	NOK	0.42	0.90	(1.43)	0.18	1.43
Cashflow from operations	NOK	10	(8)	39	(18)	39
Operating margin	%	3.0	7.8	(3.5)	2.0	7.5
EBITDA margin	%	7.7	10.2	0.8	5.8	11.4
EBT/Sales	%	2.1	4.1	(4.6)	0.9	6.8
Return on capital employed (ROCE)*	%	4.1	11.8	(5.0)	2.8	11.0
Return on equity (ROE)*	%	3.8	8.4	(13.3)	1.6	13.3
Average sale pr. order	NOK	9,430	9,528	9,560	9,381	9,769
Number of orders	Number	43,543	49,094	44,409	47,977	47,958
Number of employees	Number	1,252	1,325	1,253	1,229	1,260

* Annualised

Definition: EBITDA = Operating result + Ordinary depreciation + Net currency hedge. (Sale of Svenska Skum excluded in 2nd qtr 2001).


Refrigeration
64 (73) 14%
Chemicals
139 (145) 30%
Safety
(94) (97) 21%
Maintenance & Repair
116 (146) 25%


7 (13) 6%
Svenska Skum
0 (21) 0%
Maintenance & Repair
11 (10) 10%
Safety
52 (51)) 45%
Marine Contracting
40 (24) 35%
Miscellaneous
1 (0) 1%

SALES BY PRODUCT GROUP
UNITOR SHIPS SERVICE DIVISION
Total MNOK 457 (MNOK 511) () = 2001 figures

SALES BY PRODUCT GROUP
UNITOR SHIPS EQUIPMENT DIVISION
Totalt MNOK 115 (MNOK 119) () = 2001 figures

Profit and loss statement

MNOK	2002 1 q.	2001 1 q.	2001
Operating revenues	**572**	**630**	**2,453**
Cost of goods sold	311	325	1,348
Other operating costs	220	232	928
Ordinary depreciation	24	24	91
Operating result	**17**	**49**	**86**
Net interest costs	3	11	37
Net other financial (gain)/loss	2	12	4
Net financial costs	**5**	**23**	**41**
Earnings before taxes	**12**	**26**	**45**
Estimated taxes	4	8	23
Net profit	**8**	**18**	**22**

Balance sheet

MNOK	31.03.02	31.03.01	31.12.01
Intangibles	256	248	256
Other long term assets	472	542	482
Inventories	447	522	463
Accounts receivable	574	695	574
Other short term receivables	90	116	108
Cash and bank deposits	131	120	144
Total assets	**1,970**	**2,243**	**2,027**
Total equity	**859**	**858**	**839**
Long term interest bearing liabilities	798	911	807
Other long term liabilities	10	30	10
Short term interest bearing liabilities	0	0	0
Other short term liabilities	303	444	371
Total liabilities	**1,095**	**1,385**	**1,188**
Total equity and liabilities	**1,970**	**2,243**	**2,027**

Analysis of cashflow

MNOK	2002 1 q.	2001 1 q.	2001
Net change in cash from operation	10	(8)	163
Net change in cash from investments	(14)	(17)	(59)
Net change in cash from financing	(9)	56	(49)
Net change in cash	**(13)**	**31**	**55**
Cash position 01.01	144	89	89
Cash position 31.03/31.12	**131**	**120**	**144**



%
EBITDA Margin
Return on Capital employed (ROCE)
12
10
8
6
4
2
0
-2
-4
-6
1q 2001
2q 2001
3q 2001
4q 2001
1q 2002

Key figures per Quarter

Operating revenues and cost of goods sold per division

	2002	2001	2001
MNOK	1 q	1 q	
Revenues Unitor Ships Service	457	511	1,942
Revenues Unitor Ships Equipment	115	119	511
Operating revenues	**572**	**630**	**2,453**
Cogs Unitor Ships Service	227	243	985
Cogs Unitor Ships Equipment	84	82	363
Cost of goods sold	**311**	**325**	**1,348**

Sales development by product group

	Unitor Ships Service		Unitor Ships Equipment	
	2002	2001	2002	2001
MNOK	1 q.	1q.	1q.	1q.
Chemicals	139	145	1	0
Safety	94	97	52	51
Refrigeration	64	73	7	13
Maintenance and Repair	116	146	11	10
Miscellaneous	8	11	1	0
Kjemi Service	36	39	0	0
Marine Contracting	0	0	40	24
Svenska Skum (Divested as per 31.05.01)	0	0	0	21
Unitor Fi-Fi Systems	0	0	3	0
Total operating revenues	**457**	**511**	**115**	**119**

Profit and loss by quarter

	2002	2001	2001	2001	2001
MNOK	1 q.	4 q.	3 q.	2 q.	1 q.
Operating revenues	**572**	**604**	**603**	**616**	**630**
Cost of goods sold	311	366	333	324	325
Other operating costs	220	237	237	222	232
Ordinary depreciation	24	22	21	24	24
Operating result	**17**	**(21)**	**12**	**46**	**49**
Net interest costs	3	2	8	12	11
Net financial (gain)/loss	2	5	(1)	(8)	12
Net financial costs	**5**	**7**	**7**	**4**	**23**
Earnings before taxes	**12**	**(28)**	**5**	**42**	**26**
Estimated taxes	4	0	2	14	8
Net profit	**8**	**(28)**	**3**	**28**	**18**

Business Performance

UNITOR SHIPS SERVICE (USS)

Sales of products and services to the international merchant fleet totalled MNOK 421 (472), a reduction of 10.6%. Sales in the previous quarter were MNOK 418. A total of 43,543 (49,094) orders were processed, with an average order value of NOK 9,430 (9,528).

This negative trend reflects economic conditions in the shipping market that have created tighter financials for many owners, resulting in spending restrictions for ship care products and services. Market improvements may materialise in 2002, but they are not expected to benefit Unitor's sales until the latter part of the year.

Chemicals
Sales of Unitor chemical products to the sailing fleet totalled MNOK 139 (145), a reduction of 4.1% from a historically high first quarter last year. Biochemical sales totalled MNOK 7 (6). Maintenance and cleaning product sales totalled MNOK 46 (50), a fall of 6%. Tank cleaning chemicals reported a similar reduction, with sales of 25 (27). Fuel oil additives remained firm, with sales of MNOK 13 (13).

Average sales of chemical products to tankers fell by 13% in the first quarter compared with the same period last year. The equivalent figure to bulk ships was -8%. Cruise vessels purchased an average of 28% more Unitor chemicals.

First quarter sales of chemical products to the industrial market in Scandinavia by Unitor's subsidiary Kjemi-Service AS totalled MNOK 36 (39).

Safety
Revenues from the safety business totalled MNOK 94 (97), a decrease of 7.5%. Service work on fire fighting and safety systems, representing 44% of this business, fell by 6%, to MNOK 39 (43). Sales of fire fighting equipment totalled MNOK 8 (9), a drop of 15%. Sales of spare parts were MNOK 9 (12).

Average sales of safety products to tanker vessels increased by 7% in the year's first quarter. The equivalent figure for bulk ships was -13%. Sales of safety products to cruise vessels grew by 17%.

Refrigeration
Refrigeration sales totalled MNOK 64 (73), a reduction of 14%. Refrigerants, making up 73% of this business area, had sales of MNOK 47 (53). Within this product group, environmentally acceptable blends grew by 47%, to MNOK 7.3 (4.9) while R-22 sales were MNOK 36 (43), a drop of 16%. Revenues from refrigeration services fell to MNOK 3.6 (5).

Average sales of Refrigeration products to operating tankers fell by 20%, while sales to bulk vessels remained firm. On average, cruise vessels purchased 7% more refrigerants in the first quarter.

Maintenance & Repair
This business area produced revenues of MNOK 116 (146), a reduction of 17.3%. Revenues from the gas filling business, representing 43% of the business, totalled MNOK 49 (56), a decline of 12%. Sales of gas and electric welding equipment declined by 14% and 16% respectively, with revenues of MNOK 11 (13) and MNOK 11 (13). Sales of welding consumables totalled MNOK 20 (26).

Average sales of maintenance and repair products to tankers fell by 10% during the first three months of the year. This type of vessel consumes nearly twice as much maintenance and repair products as bulk vessels. Historically low tanker rates have significantly affected onboard maintenance spending. Necessary repairs are made, but maintenance is posponed when possible. The average sale to cruise vessels was up 2%.

UNITOR SHIPS EQUIPMENT (USE)

Revenue from standardised marine systems, equipment and products for newbuilding, conversions, retrofits and thermal insulation systems for gas carrier vessels totalled MNOK 115 (119). Order intake during the first quarter totalled MNOK 152. First quarter revenue was affected by the necessity to postpone deliveries of HVAC and Nitrogen systems to Szczecin Shipyard in Poland due to their liquidity problems.

At the close of the first quarter, the division's accumulated order reserve was MNOK 651 (532). At the close of 2001 the order reserve was MNOK 608.

Safety
Revenues from the division's largest business area totalled MNOK 52 (51), up 5% over the same period last year. Sales revenues of CO_2 high-pressure systems totalled MNOK 30 (29), a growth of 6%. Revenue from foam systems was MNOK 9.5 (5.7), while portable fire fighting equipment sales totalled MNOK 4.5 (8.2).

Refrigeration
Revenue's from the sale of refrigeration equipment to shipyards were MNOK 7 (13), a reduction of 52%. Sales revenue from heating, ventilation and air-conditioning equipment was MNOK 6 (10), down 40%.

Maintenance & Repair
Maintenance and repair income totalled MNOK 12 (9). Welding gas distribution system systems totalled MNOK 7 (5).

Marine Contracting
TI Marine Contracting AS is a wholly owned subsidiary company reporting to Unitor Ships Equipment. The company supplies and installs thermal insulation systems on LNG and LPG gas carriers. Sales revenue in the first quarter was MNOK 40 (24) The increase was due to a high level of activity, mainly on projects in Korea.

In the third quarter presentation, Unitor stated that thermal insulation contracts for LNG at a value around MNOK 300 were to be negotiated the coming months. MNOK 240 of this business has been won.

Unitor Fi-Fi Systems
Unitor Fi-Fi Systems AS supplies high capacity engineered fire fighting systems for use on fire boats. Sales in the first quarter totalled MNOK 3.3, compared with MNOK 15 in the company's first and partial year of operation. Fi-Fi Systems revenue in first quarter is somewhat lower than expected due to delayed deliveries from their main supplier. Order intake, however, was at a satisfactory level in 1st quarter.

Note: All figures are reported at current exchange rate, while percentages are adjusted for currency effects. Figures in parenthesis ( ) represents 1Q. 2001.

UNITOR ASA
www.unitor.com

Mail: P.O. Box 300 Skøyen, N-0213 Oslo, Norway
Office: Drammensvn. 211, N-0281 Oslo, Norway

Tel: +47 22 13 14 15
Fax: +47 22 13 45 00


Jarle Roth, President & CEO
David Tandy, Vice President, Europe
Tor Øiseth, Vice President, Ships Equipment

A LEADERSHIP POSITION

Jarle Roth President and CEO

Review of 2001

2001 was a challenging year for Unitor. Earnings before tax were better than the two previous years, but the result as such was not satisfactory. The company's financial performance was affected by the downturn in the world economy, which accelerated in the second half-year.

Unitor delivered significantly improved cash flow from operations in 2001. Increased focus on operating costs, tighter stock and credit management and the sale of Svenska Skum contributed to this improvement.

Throughout the year, much work has been directed at enhancing the company's internal controls and business process efficiency. By the third quarter, feedback from major shipping customers confirmed that significant improvements in the level of service had been achieved.

A review of Unitor's total product offer was conducted in the second half-year. The background for this was the need for a better alignment between the company's product offer and actual market demand; to streamline the delivery system to improve reliability and to free up capital bound in slow-moving inventory.

This resulted in the definition of a new core product offer that took effect from January 1, 2002. The new offer is comprised of approximately 2,500 standardised marine products that will be stocked and supplied through >>



Lars Bergaust, Vice President, Asia/Pacific

Colin Hatton, Vice President, Americas

Andreas P. Poulakis, Vice President, Southern Europe, Middle East & Africa

Rune Skarsem Pedersen, Vice President, Human Resources

Unitor strategy: Delivering what we promise >>

>> the Unitor network in line with the demand from our customers, with additional products to be made available to order through new, regional Spares Centres. This will result in an even higher service level.

Building a Leadership Position

The determination to "Deliver What We Promise" is the driving force behind Unitor's strategy to be the leading provider of products and services to the international marine market. I am convinced that our potential to accomplish this was significantly strengthened during 2001.

In May 2002 our new online IT system will be fully implemented around the world. This ERP system will enable more efficient business processes, lower transaction costs and faster customer service. It also provides the necessary platform for e-commerce solutions and new services planned for the future.

Shipping customers demand service as well as products, so Unitor's new core product offer is supplemented by a worldwide Safety Service network of 72 service stations and a Refrigeration Service network of service stations at 14 key ports around the world. In addition, flying squads of refrigeration service technicians are based in the US, Europe and Asia Pacific to provide immediate service when and where required. I believe that Unitor's service offer is a vital component in building our leadership position.

Unitor was founded in 1936 and has since grown to become the largest service and delivery network in the marine industry, serving nearly 15,000 commercial vessels operated by 5,200 active customer accounts. In addition, Unitor delivers annually equipment and systems to approximately 400 newbuildings at major shipyards worldwide. As the link between sailing vessels and those manufacturers wishing to supply products to the marine industry, Unitor is in an ideal position to offer its customers the very best value.

The Outlook for 2002

Economic forecasts predict a generally slow recovery for the world economy in 2002 but with stronger growth estimates for 2003. It is believed that in the medium to long term, the market will develop positively and create opportunities for increased sales of Unitor's products and services. This is not, however, likely to occur before the end of 2002. Based upon these conditions, our management focus will be on leveraging the company's market position to improve business performance and further developing competitive products and services.

A Word of Thanks

On behalf of the management team, I wish to thank our customers for their continued loyalty and all Unitorians for their hard work and efforts in 2001. I look forward to continuing our work together in 2002 and beyond.

Jarle Roth, President & CEO



Gunnar Berg Treidene, Vice President, Operations, Logistics & IT

Ole Martin Røine, Vice President, Finance, Quality, HSE & CFO

Bård Bjørlow, Vice President, Sales & Marketing

The strategic objective throughout the Unitor organisation is to deliver what we promise to our customers, to our investors and to our employees.

The core drivers of all activities within Unitor are an increase in sales volume, an ongoing improvement in margin, greater business efficiency and control and a steady improvement in Unitor's cash flow from operations. Finally, all activities shall be performed with a constant focus on safety, resource management and respect for the environment.

Focus on improvement

Unitor has three strategic points of focus, a continuous process of improvement in core activities and routines, development of opportunities within each of our primary business areas and further extension of Unitor's market leadership position through networking.

Developing business opportunities

Our strategy is to maintain and further grow our business in four business areas, chemicals, safety, maintenance & repair, and refrigeration, as well as to extend our product offer into new growth businesses.

Underlining our strategy is a commitment to anticipate and respond to market changes and to develop new opportunities for Unitor, by networking with other marine companies and through the continuing development of Unitor's e-commerce services.

One business worldwide

We will operate as one business worldwide with the Unitor brand delivering value through our customer experiences. We will continue to standardise our products and services and to harmonise operating procedures to provide greater benefit to our customers. Unitor Ships Service serves ship owners and operators while Unitor Ships Equipment primarily serves ship yards and the newbuild market.



CHEMICALS
SAFETY
MAINTENANCE
& REPAIR
REFRIGERATION
NEW BUSINESS AREAS
UNITOR SHIPS EQUIPMENT
UNITOR SHIPS SERVICE
SHIPYARDS
SHIPOWNERS & OPERATORS
NETWORKING
E-BUSINESS

UNITOR AT A GLANCE

DIVISION
UNITOR SHIPS SERVICE



SHARE OF UNITOR GROUP
80%

KEY FIGURES	2001
Sales 2001	MNOK 1,942*
No. ships served	14,624
No. orders	186,612

CHEMICALS

KEY FIGURES	2001
Sales 2001	MNOK 565
No. ships served	10,722
No. deliveries	69,893



SHARE OF SHIPS SERVICE REVENUES
35%

BUSINESS DESCRIPTION

The provision of cleaning and maintenance chemicals, water treatment and fuel additives for shipboard use. Full chemical service and technical support for vessels worldwide.

KEY FEATURES

- Standardised products available worldwide
- Non-harmful to the marine environment
- Complete safety and emergency instructions for ships crew
- Cost effective in operative use
- Continuous technical research and development program

SAFETY

KEY FIGURES	2001
Sales 2001	MNOK 392
No. ships served	6,518
No. deliveries	27,950



SHARE OF SHIPS SERVICE REVENUES
20%

DIVISION
UNITOR SHIPS EQUIPMENT



SHARE OF UNITOR GROUP
20%

KEY FIGURES	2001
Sales 2001	MNOK 511*
Order reserve 31 Dec.	MNOK 608

TI MARINE CONTRACTING

KEY FIGURES	2001
Sales 2001	MNOK 131
Order reserve 31 Dec.	MNOK 161



SHARE OF SHIPS EQUIPMENT REVENUES
23%

BUSINESS DESCRIPTION

Delivery of thermal insulation systems to protect cargo tanks on LNG and LPG gas carriers. Business concentrated mainly in the Far East and Europe.

KEY FEATURES

- Relationships and confidence
- Technical advantages
- Owner requirements

SAFETY

KEY FIGURES	2001
Sales 2001	MNOK 226



SHARE OF SHIPS EQUIPMENT REVENUES
55%

* Please refer to note 2 for specification.

BUSINESS DESCRIPTION

Standardised product offer including fire fighting and safety equipment; lifeboats and rafts; rescue equipment; medical equipment and oil spill response equipment. Backed by classification society approved FRS Service and professional service technicians.

KEY FEATURES

- Driven by national and international legislation
- Focus on safety of life at sea
- Standardised and reliable global service
- Ongoing product development to meet new safety legislation
- Delivering predictability and reliability
- Peace of mind

REFRIGERATION

KEY FIGURES	2001
Sales 2001	MNOK 302
No. ships served	8,857
No. deliveries	32,773



SHARE OF SHIPS SERVICE REVENUES 16%

BUSINESS DESCRIPTION

Refrigeration systems, refrigerants, service and spare parts. Worldwide availability of environmentally non-harmful refrigerants. Backed by the the marine market's largest team of marine refrigeration technicians.

KEY FEATURES

- Market leader in supplying environmentally compliant refrigerants
- Refrigeration service expertise in 14 key port locations
- Global sourcing, procurement and delivery of refrigeration equipment and spare parts
- Actively representing marine industry's requirements toward international legislative bodies

MAINTENANCE & REPAIR

KEY FIGURES	2001
Sales 2001	MNOK 534
No. ships served	12,144
No. deliveries	89,199



SHARE OF SHIPS SERVICE REVENUES 29%

BUSINESS DESCRIPTION

Technical development and supply of industrial gases, electric and gas welding equipment and consumables, fluid handling equipment, sealing products and surface cleaning equipment for maintenance and repair onboard.

KEY FEATURES

- Complete range, including spares, accessories and consumables
- Stocked and available throughout the Unitor network
- Technically developed for marine use
- Full documentation and user training
- Acknowledged leaders in marine welding

BUSINESS DESCRIPTION

Standardised product offer including engineered fire fighting systems, fire, safety, rescue and medical equipment for newbuilding and retrofits.

KEY FEATURES

- National and international safety legislation
- Initital investment and lifetime operational costs
- Flag state requirements

REFRIGERATION

KEY FIGURES	2001
Sales 2001	MNOK 42



SHARE OF SHIPS EQUIPMENT REVENUES 10%

BUSINESS DESCRIPTION

Engineered systems for heating, ventilation and air conditioning (HVAC) supplied at major shipyards.

KEY FEATURES

- Suitable technical solutions
- Global availability of spare parts and service
- Owner preferences

MAINTENANCE & REPAIR

KEY FIGURES	2001
Sales 2001	MNOK 56



SHARE OF SHIPS EQUIPMENT REVENUES 12%

BUSINESS DESCRIPTION

Engineered Nitrogen generator systems for inerting and cargo protection applications to newbuildings and conversions. Welding gas distribution systems to a large number of newbuildings.

KEY FEATURES

- System reliability
- Global availability of spare parts and service
- Presence in all major shipbuilding markets

DIVISIONS UNITOR SHIPS SERVICE

Unitor Ships Service showed sales improvements throughout the year, although the pace slowed considerably in the third and fourth quarters. Continuing efficiency gains helped the division to win a number of important contracts with key customers.

Unitor's Ships Service division delivers standardised marine products and service to operating vessels around the world. Meeting the customer's specific delivery requirements in terms of product, place and time are the keys to customer satisfaction. The competitive advantage of Unitor Ships Service is its global supply network comprising 65 owned offices and 130 agents in 85 countries. In 2001, Unitor Ships Service processed 186,612 orders and made deliveries to 14,624 customer vessels in 1,450 ports.

Sales of Unitor Ship Service's products in 2001 were influenced by the slowdown in the world economy. World shipping was impacted by fears of recession, creating uncertainty and pessimism throughout the industry. This prompted consolidation and cost reduction programs.

Despite these difficult circumstances, Unitor Ships Service performed steadily in 2001. Compared to 2000, Unitor Ships Service showed sales improvements throughout the year, although the pace slowed considerably in the third and fourth quarters.

Following the implementation of the company's global ERP system, PortLink and a subsequent increase in the service level, Unitor Ships Service recovered in the first half-year, bringing renewed confidence and optimism to the organisation and customers. Continuing efficiency gains have helped Unitor Ships Service consolidate its market leading position and to win a number of important contracts with key customers, including Stolt Parcel Tankers Inc. and Bergesen DY.




Miscellaneous 2%
Kjemi-Service 6%
Chemicals 29%
Refrig-eration 16%
Safety 20%
Maintenance and repair 27%

SALES BY PRODUCT GROUP
Unitor Ships Service (MNOK 1,942)

OPERATING REVENUES AND COST OF GOODS SOLD PER DIVISION	2001	2000
Revenues Unitor Ships Service	1,942	1,933
Cogs Unitor Ships Service	985	939
Gross margin Unitor Ships Service	957	994

SALES DEVELOPMENT BY PRODUCT GROUP	2001	2000
Chemicals	565	527
Safety	392	379
Refrigeration	302	301
Maintenance and repair	534	564
Miscellaneous	33	44
Kjemi-Service	116	118
Total operating revenues	1,942	1,933

With effect from January 2002, Unitor has redefined its total product offer to more closely match our customers' purchasing patterns. The new offer combines our marine product and delivery capability with a new spares offer and a redefined and standardised safety service concept. The effect of this new offer will be to increase reliability toward Unitor's customers.

Marine Chemicals*

Unitor offers a complete range of maintenance, cleaning and fuel and water treatment chemicals for use on ships. In addition, chemical dosing and testing equipment is offered to assist the crew in the application of these products. This business continues to show sustained and profitable organic growth.

Fuel oil treatment sales rose by 8.9% compared to the previous year. Maintenance chemical sales grew by 4.1% over 2000, while tankcleaning chemicals posted growth of 7.7%. Boiler water treatment products grew by 7.5%.

Volume is a prerequisite in the marine chemicals market. In 2001, 20.4 million litres of product were supplied to the Unitor network, in line with the previous year. Unitor supplied marine chemical products to 10,722 vessels, confirming Unitor as the clear market leader in this field. Unitor continues to take a proactive stance towards environmental responsibility:

- Unitor consistently works to develop and reformulate chemical products that are safer to use and more friendly towards the environment. Most of the company's chemical products are now water-based or have a low solvent content.
- Our chemical production company, Kjemi-Service AS is certified under the ISO 14001 standard, indicating that Unitor has an environmental management system that demonstrably contributes to reducing the risk of pollution to the external environment.
- The Unitor labelling system on each drum of chemical product contains a complete Material Safety Data Sheet stating how the product should be used and disposed of. It also provides the user with the necessary information on Unitor offices and 24–hour emergency response numbers. This system is the only one of its kind in the marine industry.
- Unitor's unique bag-in-a-box packaging concept has been developed to help solve the problem of disposal

>>



Increasing attention to safety of life at sea creates a global requirement for standardised products, equipment and services >>

of waste packaging on cruise ships. The bag-in-a-box can be safely incinerated onboard.

- Unitor offers a free "Journal for Storage of Hazardous Goods Onboard" that customers can use to log and note storage and use details of any dangerous substance used on the vessel.

Kjemi-Service AS is a wholly-owned subsidiary producing marine chemical products for distribution through the Unitor network as well as chemical products on contract for the Scandinavian industrial market.

Safety*

The increasing attention to safety of life at sea creates a global requirement for standardised products, services and equipment delivered through a reputable and reliable supplier. This provides a tangible business opportunity for Unitor.

Unitor's safety offer encompasses fire fighting and safety equipment; lifeboats and rafts; rescue equipment; medical equipment and oil spill response equipment. This product offer is backed by a classification society approved Fire, Rescue & Safety (FRS) Service, providing security and peace of mind to ship operators around the world. Unitor performs more than 16,000 FRS Service visits per year, compared with around 6,500 five years ago.

FRS Service work, which comprises 45% of the sales in the Safety area, rose by 5% compared to the previous year. This increase partly offset the reduced income from spare parts for systems and equipment.

In November 2001 Unitor Ships Service introduced the Uniscape 15H, a self-contained emergency escape breathing device meeting the latest requirements of the International Maritime Organisation (IMO). The following month, a new medical oxygen system was launched meeting the amended IMO IMDG regulations for ships carrying dangerous goods.

Refrigeration

Unitor provides ship owners and operators with refrigeration equipment and spare parts; refrigeration service and refrigerant gases. The latter comprise 71% of the sales in this business area.

The refrigerant business is influenced by national and international legislation, designed to protect the environment against global warming. Restrictions on product



availability and phase-out dates for environmentally harmful ozone depleting gases are key drivers of this business. Increasing restrictions on CFC and HCFC refrigerants have impacted Unitor's refrigerant sales, with R-12 falling by MNOK 4 from 2000 to 2001. In addition, R-22, an HCFC refrigerant fell by MNOK 18 in the same period. These falls were offset by sales of new refrigerant blends.

Maintenance & Repair*

Maintenance and Repair is traditionally one of Unitor's largest and most established business areas. Unitor Ships Service is considered to be the premier provider of industrial gases and welding systems and equipment to the marine industry and is viewed as the main driver of technical developments in this market sector.

The maintenance & repair product offer includes gas and electric welding equipment and consumables; industrial gases; fluid handling and surface cleaning equipment and sealing products.

Maintenance spending is often linked to freight rates, while certain vessel types traditionally spend more on maintenance than others. Bulk carriers, with high levels of wear and tear, are examples of this. Unitor's high penetration in this vessel segment is reflected in its traditionally solid maintenance & repair sales.

Gas fillings, comprising 40% of the division's maintenance and repair business, were in line with the previous year. Welding equipment sales grew by 4%, while sales of welding consumables fell by the same amount.

In May, a new range of shipboard welding machines with improved safety and welding features, were launched. In the current business environment, Unitor's lead in this market remains strong.

*All percentages indicating relative performance vs. the previous period are based upon currency-adjusted figures.

DIVISIONS UNITOR SHIPS EQUIPMENT

Ongoing technical product development, a leading position in the Safety segment and a strong local presence in the Far East and European shipbuilding markets contributed to building a record order reserve by the end of the year.

Unitor Ships Equipment delivers marine systems for newbuildings, conversions and retrofits, specialising in the provision of safety-related solutions. This business is based upon projects that are negotiated with shipyards and in some cases directly with shipowners. Ships equipment contracts can take from a few months to several years to complete.

Revenues from the Ships Equipment division totalled MNOK 511 (486).

Unitor FiFi Systems AS is a wholly owned subsidiary specialising in fire fighting systems for use on fire fighting vessels. Successful orders were gained from both the Hong Kong and Los Angeles fire departments in 2001.

TI Marine Contracting AS, who produce thermal insulation systems for gas carriers, became a separate, wholly owned subsidiary on January 1, 2001.

In the same month, Hyundai Heavy Industries of Korea awarded TI Marine Contracting a MUSD 5.6 contract to deliver tank insulation for LNG and LPG gas carriers. In October, Hyundai again awarded Unitor a similar contract worth approximately MUSD 8.4.

At the close of the year the Unitor Ships Equipment order reserve was MNOK 608, which was 28% higher than at the end of 2000.




Unitor FiFi Systems
3%
Svenska Skum*
7%
Refrigeration
8%
Maintenance
and Repair
11%
Marine
Contracting
26%
Safety
45%

SALES BY PRODUCT GROUP
Unitor Ships Equipment (MNOK 511)
* Divested as per 31.05.01

OPERATING REVENUES AND COST OF GOODS SOLD PER DIVISION	2001	2000
Revenues Unitor Ships Equipment	511	486
Cogs Unitor Ships Equipment	363	327
Gross margin Unitor Ships Equipment	148	159

SALES DEVELOPMENT BY PRODUCT GROUP	2001	2000
Safety	226	236
Refrigeration	42	20
Maintenance and repair	56	52
TI Marine Contracting	131	79
Chemicals	2	1
Miscellaneous	1	5
Svenska Skum*	38	93
Unitor FiFi Systems	15	-
Total operating revenues	511	486

* Divested as per 31.05.2001

Safety

Safety is the largest business area for Unitor Ships Equipment, with revenues of MNOK 226 (MNOK 236) or 45% of total revenue.

CO_2 high-pressure systems, comprising 55% of this business area remained firm at MNOK 114.4 (MNOK 112.9). Sales of fire fighting equipment, however, declined from MNOK 22.9 to MNOK 17.4. This was due predominantly to competing equipment becoming approved under the EU Wheel Mark program. Foam fire fighting systems compensated however, rising from MNOK 33.0 to MNOK 37.5.

In March 2001, Unitor Ships Equipment was awarded a MNOK 14 contract to provide fire protection systems to gas carriers under construction at Izar Shipyard in Spain.

As part of the ongoing technical product development program within Unitor Ships Equipment, a new local application fire suppression system for engine rooms complying with the latest IMO requirements was introduced in May 2001. This new system directs a water and/or foam mixture to specific areas such as engine casings to suppress the fire until the total flooding system is activated. This system has been well received in the market due to its price and performance characteristics.

Refrigeration

Refrigeration revenues within Unitor Ships Equipment totalled MNOK 42 (MNOK 20). Despite a small decline in revenues from refrigeration systems of MNOK 4.2, systems for heating, ventilation & air conditioning (HVAC) posted growth of MNOK 27.7. This was mainly due to increased acceptance of Unitor's HVAC solutions at shipyards in Poland, Russia, Croatia and Spain.

Maintenance & Repair

Unitor Ships Equipment's maintenance & repair business area grew to MNOK 56 (MNOK 52) in 2001. An increase in revenue from welding gas distribution systems accounted for most of this improvement. Because of its worldwide gas cylinder exchange program, Unitor is recognised as the leading supplier of welding gas distribution systems and has over 1,000 such systems currently on order.

BOARD OF DIRECTORS REPORT

Unitor's **mission** is to provide products and services to the international marine market which improve our customers' competitiveness, promote safety at sea, and respect the environment.

Unitor aims to be an attractive long term investment for our shareholders through focus on improving Cash Flow, Return on Capital Employed and Operating Results.

Unitor's **vision** is to be the world's leading provider of products and services to the international marine market.

Unitor will achieve this by continuously keeping its focus on the main Business Areas, which are Marine Chemicals, Fire and Safety, Refrigeration, and Maintenance and Repair, all delivered through Unitor Ships Service to the international merchant fleet, and by the delivery of systems for Fire Extinguishing, HVAC, Gas, and Thermal Insulation through Unitor Ships Equipment.

We will actively use the opportunities for cooperation with other companies, and through networking and development of existing opportunities for e-commerce, increase and improve the offer given to our customers.

The business

For **Unitor Ships Service** (the division delivering to sailing vessels) the year 2001 was influenced by the continued effort directed towards the strengthening of our core business and our position as the leading global supplier in the four main business areas: Marine Chemicals, Fire and Safety, Refrigeration and Maintenance and Repair.

While the first half of the year saw a certain optimism in some shipping segments, the second half was strongly influenced by the general downward trend in the world economy, reinforced by the tragic events in the US in September. Despite a heavy pressure, both on delivery capability and on prices, Unitor succeeded in increasing sales within Marine Chemicals and Fire and Safety, and maintained the level of sales in Refrigeration. Sales of Maintenance and Repair equipment saw a slight decline, something which may be due to many owners and management companies choosing to delay maintenance work because of low rates.

Unitor's work on reducing and adjusting its product range to a Core Product Offer saw good progress throughout the year, and will be implemented in the first half of 2002.



Morits Skaugen Jr., Chairman



Bjørn Trondsen, Board member



Gøran Persson, Board member


6
4
2
0
-2
-4
97
98
99
00
01

EARNINGS PER SHARE
(NOK)


1000
800
600
400
200
0
97
98
99
00
01

NET INTEREST BEARING DEBT
(MNOK)


250
200
150
100
50
0
-50
97
98
99
00
01

CASH FLOW FROM OPERATIONS
(MNOK)

Unitor Ships Equipment, the division mainly directing their sales activities towards shipyards, continued to progress in 2001 and had at year-end the highest order reserve to date. The development seen in previous years, with an increasing ratio of the division's sales taking place in Asia, continues. In addition to Japan and Korea, which have been important areas for many years, China has had an increasing importance. Unitor has therefore decided to establish a separate legal entity in Shanghai during 2002.

The divisions subsidiary TI Marine Contracting AS (thermal insulation) had a very positive development with increased sales both in Europe and in Asia.

Svenska Skum AB was sold in May 2001 for MSEK 75 which gave Unitor a reported gain of MNOK 12 in the second quarter. Unitor maintained the exclusive right to sell Svenska Skum's marine products in all geographic areas. At the same time, Unitor took over Svenska Skum's branch office in Moss, Norway, which engineers and sells fire extinguishing systems for fire fighting vessels and tugs. Unitor established this as a separate legal entity under the name of Unitor FiFi Systems AS. The new company had a good start in 2001 and has built a solid order reserve for 2002.

PortLink, Unitor's new IT system, is now integrated in 210 sites, with approximately 1000 users connected. The remaining 9 sites will be linked up in May 2002. The total investment in the system has been MNOK 145.

Marine Alliance, the company established as a 50/50 Joint Venture with BP Marine, finished the implementation of Customer Service Centers so that at year-end all six centers were up and running. They offer Sales Customer and Technical Support and Credit Control. Marine Alliance is now able to offer such services to other suppliers in the international marine market.

Operating revenues and operating result

The total turnover of the Unitor Group in 2001 was MNOK 2,453 (2,419) which was an increase of 1,4% from the previous year. The turnover of Unitor Ships Service (products and service) was MNOK 1,942 (1,933), and the turnover of Unitor Ships Equipment (systems, contracting and production) was MNOK 511 (486). Svenska Skum AB, which was sold with effect from 31.05.01, had a turnover of MNOK 38 in the period up to the date of sale, while the turnover in 2000 was MNOK 93. Unitor Ships Equipment with Svenska Skum eliminated, shows a turnover of MNOK 473 against MNOK 393 the previous year, an increase of 20.4%.



Carsten Hansteen, Board member

Other operating costs, including salaries, totalled MNOK 928 (938). The operating result was MNOK 86 (112). The main reason for a lower operating result in 2001 was that inventories were written down by MNOK 48 in the fourth quarter due to the adjustment and reduction of the product offering in connection with Unitor's Core Product Offer.

Net interest costs in 2001 were MNOK 33 (47).

Hedging the cash flow in USD and other currencies resulted in a loss of MNOK 2 (54). As of year-end 2001 MUSD 50 for 2002 is hedged at an average of NOK 9.31, and MUSD 10 for 2003 at an average rate of NOK 9.23.

Unitor's net profit for 2001 is MNOK 22 (6) which corresponds to an EPS (earnings per share) of NOK 1.13.

In accordance with the Accounting Act's § 3.3, the Board hereby confirms that the accounts are submitted on the assumption of continued operations.

Capital

The Unitor Group had a positive cash flow from operations of MNOK 163 (-33). The improvement is mainly due to reduced capital tied up in inventory and receivables. Net investments were MNOK 59 (98) and are mainly related to IT.

At year end 2001, net interest bearing debt was MNOK 663 (756) and total equity was MNOK 839 (840), an equity ratio of 41.4% (39.4%).

The Board recommends that no dividends are paid to shareholders for 2001.

Management and shareholder information

Umoe Industri AS made an offer for the total number of shares in Unitor ASA in the second half of 2001 and as a result, controlled 49.25% at year-end and 57.92% at the closing date of the offer, 04.01.02.

In connection with Umoe's offer, Jens Ulltveit-Moe resigned as Chairman of the Board of Directors on 01.11.01 and Morits Skaugen Jr., who was Deputy Chairman, became Chairman. Jarle Roth, who had been a Director of the Board since 1997, took over as President and CEO of Unitor ASA with effect from March 1, 2001.

Staff and working environment

The number of employees at 31.12.01 was 1,253 which is a reduction of 204 compared to one year earlier. Out of the reduced number, 73 stem from the sale of Svenska Skum, while the majority of the remaining number is related to transfer of personnel to Marine Alliance.

Unitor's business comprises transportation, storage and delivery of industrial welding gases, CO_2 for fire extinguishing systems, chemicals and refrigerants. Consequently, it is essential to focus on safety and environmental issues. Unitor's aim is to operate according to all national and international legal requirements related to these issues at all times.

Absence due to illness totalled 2.5% in 2001. The Board considers the absence level, and the working environment in general, to be acceptable. The company's committee for the working environment is continuously focusing on the absence ratio and will work towards a further reduction. No work-related accidents were reported during 2001.



Svenn Jacobsen, Employee representative



Andrew C. Sheriff, Employee representative



Turi Strømberg, Employee representative

To the knowledge of the Board, none of Unitor's operations has caused any material pollution to the external environment. Remains of PCB, found in 1999 on the premises of Kjemi-Service AS, one of Unitor's subsidiaries, was removed in 2001. The remains stem from before the establishment of Kjemi-Service, and several years before Unitor became the owner of the property, but according to Norwegian legislation, the responsibility lies with the present owner. The cost of sealing off and removing the PCB remains was MNOK 4.3, out of which MNOK 0.7 was taken in 2000 and the rest in 2001.

Remuneration to and shares owned by the Board, the President and the Auditors are specified in note 4.

The market

Expectations for development in the world economy are in general somewhat more optimistic than they were at year-end, but there is great uncertainty with regards to the pace of growth in the various areas. The shipping market reflects the development of international trade and available tonnage. The Board's view is that the market, seen in a medium to long term perspective, will have a positive development and create possibilities for increased sales of Unitor's products and services. However, this is not likely to happen before closer to the end of 2002.

Unitor has a satisfactory equity position, has made major investments in new IT systems and is focusing on continuous efficiency improvements. The Board therefore considers Unitor to be well fitted to meet future challenges.

The Board takes the opportunity to thank all employees for their dedication and loyalty throughout 2001.

The Board proposes that the net profit of MNOK 26 in the parent company Unitor ASA is allocated to other equity.

Oslo, March 21, 2002

Morits Skaugen Jr.
Chairman of the board of Directors

Bjørn Trondsen

Gøran Persson

Carsten Hansteen

Andrew C. Sheriff

Turi Strømberg

Svenn Jacobsen

Jarle Roth
President & CEO

Profit and Loss Statement 01.01–31.12

Unitor Group 1999	Unitor Group 2000	Unitor Group 2001	MNOK	Note	Unitor ASA 2001	Unitor ASA 2000	Unitor ASA 1999
2 376	2 419	2 453	OPERATING REVENUES	2	1 295	1 401	1 421
1 268	1 266	1 348	Cost of goods sold		923	868	920
492	486	465	Wages and social benefits	4	103	110	133
95	103	91	Ordinary depreciation	9, 10	35	44	35
459	452	463	Other operating costs	5	213	338	330
54	0	0	Accruals and writedowns from restructuring and discontinued activity		0	0	21
2 368	2 307	2 367	TOTAL OPERATING COSTS		1 274	1 360	1 439
8	112	86	OPERATING RESULT		21	41	-18
4	6	4	Interest income		28	65	26
37	53	37	Interest cost		36	51	27
34	59	8	Other financial cost/(income)	6	-33	72	-36
67	106	41	NET FINANCIAL COSTS		-25	58	-35
-59	6	45	EARNINGS BEFORE TAX		46	-17	17
-1	0	23	Taxes	7	20	-21	-9
-58	6	22	NET PROFIT		26	4	26
-2.97	0.31	1.13	EARNINGS PER SHARE	8			

Oslo, March 21, 2002

Morits Skaugen Jr.
Chairman of the board of Directors

Bjørn Trondsen

Gøran Persson

Carsten Hansteen

Andrew C. Sheriff

Turi Strømberg

Svenn Jacobsen

Jarle Roth
President & CEO

Balance Sheet per 31.12

Unitor Group					Unitor ASA		
1999	2000	2001	MNOK	Note	2001	2000	1999
			ASSETS				
36	61	64	Deferred tax assets	7	6	23	12
93	83	63	Goodwill	9, 10	5	9	9
63	99	129	Other intangible fixed assets	10	128	97	63
192	243	256	Total intangible fixed assets		139	129	84
566	534	434	Tangible fixed assets	10	46	106	104
0	0	0	Investments in subsidiaries	24	424	435	380
0	0	0	Loans to group companies	26	416	567	525
29	52	48	Other long term financial assets		34	28	14
29	52	48	Total financial fixed assets		874	1 030	919
787	829	738	TOTAL FIXED ASSETS		1 059	1 265	1 107
427	464	463	Inventories	11	196	198	165
590	653	574	Accounts receivable	12	483	577	538
103	97	108	Other receivables	26	248	34	94
693	750	682	Total receivables		731	611	632
119	89	144	Cash and bank deposits	13	80	37	35
1 239	1 303	1 289	TOTAL CURRENT ASSETS		1 007	846	832
2 026	2 132	2 027	TOTAL ASSETS		2 066	2 111	1 939
			EQUITY AND LIABILITIES				
244	244	244	Share capital		244	244	244
355	355	355	Share premium reserve		355	355	355
599	599	599	Total paid-in equity		599	599	599
235	241	240	Other equity		160	180	176
834	840	839	TOTAL EQUITY	14	759	779	775
28	18	10	Net pension liabilities	15	4	16	24
50	17	7	Provision for restructuring	16	0	11	21
78	35	17	Total provision		4	27	45
727	823	807	Liabilities to financial institutions	17	807	823	727
6	6	0	Other long term liabilities	26	15	14	2
733	829	807	Total long term liabilities		822	837	729
153	209	204	Accounts payable		123	131	38
24	24	27	Taxes payable	7	0	0	4
41	7	32	Public duties payable		12	11	29
0	22	0	Short term interest bearing debt		0	31	0
163	166	101	Other short term liabilities	18, 26	346	295	319
381	428	364	Total short term liabilities		481	468	390
1 192	1 292	1 188	TOTAL LIABILITIES		1 307	1 332	1 164
2 026	2 132	2 027	TOTAL EQUITY AND LIABILITIES		2 066	2 111	1 939
			Guarantees	27			
			Pledges	19			

Statement of Cash Flow 01.01–31.12

Unitor Group				Unitor ASA		
1999	2000	2001	MNOK	2001	2000	1999
-59	6	45	Earnings before tax	46	-17	17
95	103	91	Ordinary depreciation	35	44	35
-30	-36	-24	Taxes paid	-1	6	-4
6	73	112	Funds from operations	80	33	48
65	-63	79	Net change in accounts receivable	94	-39	62
61	-37	42	Net change in inventories	43	-33	49
-71	-6	-70	Net change in other working capital items	-265	101	-88
61	-33	163	NET CHANGE IN CASH FROM OPERATIONS	-48	62	71
-151	-110	-165	*Investments in fixed assets and intangibles*	-83	-82	-78
44	12	106	Disposal of fixed assets/shares	75	2	15
-107	-98	-59	NET CHANGE IN CASH FROM INVESTMENTS	-8	-80	-63
-4	-23	4	Net change in financial investments	146	-121	-92
112	127	0	New long term liabilities	0	127	161
-9	-25	-31	Downpayment of long term liabilities	-16	-27	-21
-15	22	-22	Net change in short term interest bearing debt	-31	31	-7
0	0	0	Group contribution	0	10	0
-68	0	0	Dividends paid	0	0	-68
16	101	-49	NET CHANGE IN CASH FROM FINANCING	99	20	-27
-30	-30	55	NET CHANGE IN CASH POSITION	43	2	-19
149	119	89	Cash deposits 01.01	37	35	54
119	89	144	CASH DEPOSITS 31.12	80	37	35

GENERAL

The Financial Statements are presented in accordance with the Accounting Act and Norwegian Generally Accepted Accounting Principles.Valuation and classification principles below apply both to Unitor ASA and the Group accounts.

CONSOLIDATION

The consolidated accounts include companies where Unitor ASA has a direct or indirect ownership of more than 50% of the voting shares, or otherwise has direct control. Companies acquired during the year are consolidated from the time of the acquisition. Companies sold during the period are deconsolidated at the time of the sale. Accumulated equity in subsidiaries after acquisition is classified as Group reserve. Reference is made to note 24 for subsidiaries consolidated in the Group accounts.

Companies where Unitor has direct or indirect ownership of more than 50%, but where the intention is to sell some or all of the shares (Unitor ownership less than 50%), and joint ventures are accounted for using the equity method. The equity method is also used in Unitor ASA.

Intercompany receivables and liabilities and all material transactions between Group companies, as well as internal profit in inventories, have been eliminated.

Unitor ASA's shares in subsidiaries are eliminated against the equity at the time of acquisition of the subsidiary (the purchase method). Excess values in connection with acquisitions are allocated to the assets to which they are related and subsequently depreciated. Excess values, which cannot be allocated to any specific item, are classified as goodwill. In accordance with regulations in the Accounting Act, depreciation is performed on a straight line basis over the estimated economic life of the goodwill.

The assets and liabilities of foreign subsidiaries are translated using period-end exchange rates during the period. Differences arising from the translation of assets and liabilities in comparison with the translation of the previous periods are included as part of other equity.

Currency exchange differences on loans/forward contracts that secure net assets in foreign currency are booked against other equity in the group accounts (included in the profit and loss in Unitor ASA).

Gain or loss from sales of shares in subsidiaries are calculated as the difference between the sales price and the equity in the subsidiary at the time of divesture reduced with the book value of any excess values included in the consolidation.

EVALUATION AND CLASSIFICATION PRINCIPLES

Operating revenues

Sales of goods and services are reported as operating revenues at time of delivery. Long term contracts are recorded as income based on the Percentage of Completion method. In compliance with the prudence concept, a relative share of the total contract amount and expenses, equal to the work that has been done at the time of closing the accounts, is included in the profit and loss statement. For projects that at the time of evaluation are expected to produce a loss, provision is made immediately for the total loss expected.

Cost of goods sold

Cost of goods sold also includes, in addition to cost of goods for resale, man-hour costs for service and direct and indirect operating costs related to Ships Equipment activities.

Operation cost

Cost accounting takes place in the same period as the revenues it relates to.

Taxes

The Group's tax expenses and tax liabilities are presented in the accounts by using the asset and liability method for calculating deferred tax. The profit and loss statement includes the change in the deferred tax liability/tax asset in addition to tax payable on the profit for the year. The deferred tax liability/tax asset in the balance sheet is related to positive and negative timing differences between values for accounting purposes and values for tax purposes. Temporary differences, which are, or may be, reversed in the relevant period are entered as a net amount. The net deferred tax asset, which is made likely on the basis of future earnings is entered in the balance sheet as an intangible asset.

Fixed assets

Fixed assets are stated at the original cost less accumulated ordinary depreciation. Ordinary depreciation is charged on a straight line basis over the estimated economic lifetime of the assets.

Gains or losses on the sale of fixed assets are recorded as operating revenues and other operating costs respectively.

Receivables and liabilities in foreign currencies

Unitor ASA's short-term receivables and liabilities are converted into NOK at end-of-period exchange rates. Realised and unrealised gains and losses are recorded as income or costs on an ongoing basis.

Unitor ASA's long-term receivables and liabilities are converted into NOK at end-of-period exchange rates.

Inventories

Inventories are evaluated at the original cost, based on the FIFO principle, or the market value whichever is the lowest. The original cost of purchased goods is the purchase price. The original cost of work in progress and own manufactured goods is the direct cost of production plus a share of the indirect cost of production.

Inventories are reduced for estimated obsolescence.

Accounts receivable

Accounts receivable include invoiced accounts receivable less provision for potential loss on receivables. Accounts receivable also include accrued operating revenues from applying the Percentage of Completion method less prepayments related to the project recorded as income.

Cash and deposits

Cash and deposits include cash and bank deposits.

Pension commitments

The Group's Norwegian companies have pension schemes, which entitle the employees to agreed future pension benefits (benefit plans). The benefits are based on years of service and salary level at retirement age. Pension commitments linked to such schemes less the market value of the assets involved are included in the balance sheet. The computed pension cost and the net pension commitment are based on the prerequisite of a discount rate, future growth in the salary, pension regulation/inflation, and a return on the pension plan assets.

The Group's non-Norwegian subsidiaries mainly have pension schemes where the company's commitment is to contribute to the individual employee's pension scheme (contribution plans).

The early retirement pension reserve is based on the net present value of the agreed pension, including expected regulation up to retirement age. Costs related to compensation for an insufficient number of years of service thus leading to a reduced pension from the National Insurance Scheme and continued membership of the group pension scheme is also included.

Financial instruments and the hedging strategy

Financial instruments are regarded as hedging contracts and the effects on profits are booked in step with the underlying cash flows or balance sheet.

Forward contracts

The sale of future net currency inflow in USD is considered as a hedging contract on the basis of a conservative assessment of the expected cash flow. Unrealised gains/losses on such forward currency contracts are recorded as profit in step with the underlying net currency inflow in USD. Similarly purchases of future net currency outflow in EUR, GBP etc. are considered as hedging contracts and are booked in the same way as net currency inflow in USD. Continuous assessments are made of acceptable exchange rates and the administration has the authority to hedge future net currency inflows (USD) and future net currency outflows (mainly EUR but also various other currencies) for up to one year into the future. For periods longer than this, approval must be obtained from the Board of Directors.

For forward contracts that are entered into to hedge the company's balance sheet, unrealised gains and losses are booked on a current basis at the end-of-period exchange rates. The premium or discount of the forward contracts is booked on a current basis as interest income or interest costs divided over the lifetime of the individual contract. Exposure in the company's balance sheet is hedged on a current basis.

Options contracts

Options contracts are entered into in the same way as forward contracts to hedge the exchange rate for future currency inflows in USD or future currency outflows in other currencies. For accounting purposes these are treated equally. Option premiums paid at the time the agreement is entered into, is accrued according to the due dates of the underlying contracts. Currency options are valued at the lower of historical cost and real value.

Future interest agreements

Future interest agreements are evaluated at the market value on the balance sheet date. The net effect on the profit of the interest income and costs related to these contracts is accrued over the lifetime of the contract and is recorded under Financial items.

Cost relating to loans

Fees, which relate to the company's loan agreements are capitalised and entered as costs over the lifetime of the loan.

Cash flow

The cash flow statement has been drawn up in accordance with the indirect method. Both cash and bank deposits are treated as cash.

Segment information

Operating revenues are distributed between central geographic areas and divisions: Ships Service, Ships Equipment. As a result of most of the subsidiaries having turnover within all the divisions and areas of activity without having a full allocation of the costs, the operating profit/loss per area of business has little relevance and is therefore not reported. Reference is made to note 2 for specification of operating revenues and cost of goods sold.

NOTE 1 ACQUISITION AND DIVESTMENT OF ACTIVITIES

Unitor Group		Country	Included / excluded as per	Amount of acq./sale	Op. revenues in year of acq. / sale
2001					
Unitor FiFi Systems	acquisitions	Norway	01.06.01	0	15
TI Marine Contracting	demerger	Norway	01.01.01	0	81
Marine Fire Protection	liquidation	Denmark	31.12.01	0	0
Svenska Skum	divestment	Sweden	31.05.01	64	38
2000					
None					
1999					
Sotec	divestment	USA	01.05.99	6	14

NOTE 2 OPERATING REVENUES

Unitor Group

Operating revenues distributed by geographical area:	EU and EEA	America	Asia	Other	Total
2001					
Operating revenues	1 124	544	679	106	**2 453**
2000					
Operating revenues	1 107	531	663	118	**2 419**
1999					
Operating revenues	1 076	479	707	114	**2 376**

Sales development by product group	**2001**	2000	1999
Unitor Ships Service			
Chemicals	**565**	527	457
Safety	**392**	379	380
Refrigeration	**302**	301	313
Maintenance and Repair	**534**	564	532
Miscellaneous	**33**	44	54
Kjemi-Service	**116**	118	108
Total operating revenues	**1 942**	**1 933**	**1 844**
Unitor Ships Equipment			
Chemicals	**2**	1	2
Safety	**226**	236	249
Refrigeration	**42**	20	35
Maintenance and Repair	**56**	52	61
Miscellaneous	**1**	5	0
TI Marine Contracting	**131**	79	104
Svenska Skum (Divested as per 31.05.01)	**38**	93	81
Unitor FiFi Systems	**15**	0	0
Total operating revenues	**511**	**486**	**532**

Operating revenues and cost of goods sold per division	2001	2000	1999
Revenues Unitor Ships Service	1 942	1 933	1844
Revenues Unitor Ships Equipment	511	486	532
Operating revenues	**2 453**	**2 419**	**2 376**
Cogs Unitor Ships Service	985	939	878
Cogs Unitor Ships Equipment	363	327	390
Cost of goods sold	**1 348**	**1 266**	**1 268**

NOTE 3 JOINT VENTURES AND AFFILIATED COMPANIES

	e4marine	Marine Alliance	Total
Value at 31.12.00	7	-3	4
Capital increase	7	0	7
Share of net profit 2001 *	-10	2	-8
Value at 31.12.01	**4**	**-1**	**3**

* The accounting for the investment in e4marine has been changed to the equity method in 2001 from historic cost. Because of this the share of net profit in e4marine includes the share of net profit for both 2000 and 2001.

The share of net profit for e4marine is booked against finance cost and for Marine Alliance against other operation cost.

NOTE 4 WAGES AND SOCIAL BENEFITS

Unitor Group 1999	Unitor Group 2000	Unitor Group 2001	MNOK	Unitor ASA 2001	Unitor ASA 2000	Unitor ASA 1999
397	391	357	Salaries	81	91	105
56	62	57	Social insurance premium	13	15	16
23	8	12	Pension expenses	1	2	7
16	25	39	Other benefits	8	2	5
492	**486**	**465**	**Total wages and social benefits**	**103**	**110**	**133**
1 635	1 500	1 355	Average number of employees	167	194	225

Remuneration to the Board of Directors, President and Auditor

Total compensation paid to the President in 2001 was for Frode Berg (up to 01.03.2001) NOK 430,421 and for Jarle Roth (from 01.03.2001) NOK 1,431,388. For 2000 the compensation to the President was NOK 1,863,966. The former President, Frode Berg, received a compensation of NOK 3,331,007 when he left the company March 1, 2001.

Total remuneration to the Board of Directors amounts to NOK 680,000 for both 2001 and 2000.

The President will upon resignation receive ordinary salary until he takes another position, limited to 18 months from the time of resignation. The President can retire at age of 67.

Total remuneration to the Auditor was for Unitor ASA MNOK 0.6 and MNOK 0.6 for the years 2001 and 2000 respectively.
Total remuneration to the Auditors was for the Unitor Group MNOK 6.2 and MNOK 3.7 for the years 2001 and 2000 respectively.
Of this MNOK 2.6 and MNOK 1.0 was consulting work for the years 2001 and 2000 respectively.

Loans to employees

Loans to employees totalled NOK 11,037,445 as of 31.12.2001.
Employee loans are mainly car loans with a payback period of maximum 10 years and an interest rate of 0%.

Five employees in senior management and the two employee representatives on the Board of Directors have outstanding car loans totalling NOK 2,054,573.

Share options

The members of central management all have between 5,000 and 10,000 share options in the company. Jarle Roth has 200,000 share options in the company. The strike price for all share options is NOK 53.

NOTE 5 OTHER OPERATING COSTS

Unitor Group				Unitor ASA		
1999	2000	**2001**	MNOK	**2001**	2000	1999
0	0	**0**	Commission to subsidiaries and agents	**168**	163	172
15	18	**13**	Loss on bad debt	**13**	16	13
119	109	**124**	Maintenance and rental	**58**	51	52
74	75	**61**	Office expenses	**7**	36	27
101	98	**102**	Sales and administration expenses	**32**	40	33
150	152	**163**	Other *	**-65**	32	33
459	**452**	**463**	**Total other operating costs**	**213**	**338**	**330**

* Net after charging Intercompany fees to subsidiaries.

NOTE 6 OTHER FINANCIAL COSTS

Unitor Group				Unitor ASA		
1999	2000	**2001**	MNOK	**2001**	2000	1999
0	0	**0**	Group contribution	**0**	-10	-60
0	0	**-12**	(Gain)/loss on sale of subsidiaries *	**-36**	0	24
-1	-12	**2**	Net currency (gain)/loss	**-11**	6	0
29	62	**2**	(Gain)/loss on hedging of positive cashflow in USD	**2**	63	0
6	9	**16**	Other costs**	**12**	13	0
34	**59**	**8**	**Total other financial costs/(income)**	**-33**	**72**	**-36**

* Sale of Svenska Skum AB.
** includes share of profit from e4marine.

NOTE 7 TAXES

Unitor Group				Unitor ASA		
1999	2000	**2001**	MNOK	**2001**	2000	1999
			Basis for taxation:			
			Earnings before taxes	**46**	-17	16
			Permanent differences	**21**	10	5
			Change in timing differences	**-89**	63	11
			Basis for taxation current year	**-22**	**56**	**32**
			Taxes:			
			Taxes payable	**1**	16	9
			Used remuneration and foreign tax credit	**0**	-16	-9
			Correction previous years	**0**	-10	0
			Tax payable current year	**1**	**-10**	**0**
			Tax payable:			
0	-10	**3**	Norway	**1**	-10	0
24	34	**24**	Abroad	**0**	0	0
24	**24**	**27**	**Total tax payable**	**1**	**-10**	**0**
			Change in deferred tax:			
-10	-11	**19**	Norway	**19**	-11	-9
-15	-13	**-23**	Abroad	**0**	0	0
-25	**-24**	**-4**	**Total changes in deferred tax**	**19**	**-11**	**-9**
-1	**0**	**23**	**Taxes**	**20**	**-21**	**-9**

Unitor Group				Unitor ASA		
1999	2000	**2001**	Deferred tax liability / asset	**2001**	2000	1999
			Timing differences:			
-90	-123	**-95**	Short term items	**-43**	-67	-26
35	5	**52**	Long term items	**38**	-18	2
8	3	**2**	Other items	**4**	5	7
0	0	**0**	Remuneration dividend carried forward	**0**	-1	-24
-47	**-115**	**-41**	**Net timing differences**	**-1**	**-81**	**-41**
-145	**-118**	**-171**	**Loss carried forward**	**-22**	**0**	**0**
-192	**-233**	**-212**	**Basis for deferred taxes**	**-23**	**-81**	**-41**
-69	**-77**	**-73**	**Deferred tax assets**	**-6**	**-23**	**-12**
33	**16**	**9**	**Deferred tax asset not entered in the balance sheet**	**0**	**0**	**0**
-36	**-61**	**-64**	**Deferred tax asset entered in the balance sheet**	**-6**	**-23**	**-12**

The likelihood for use of deferred tax assets is evaluated for the operations in each country, and the deferred tax asset is only entered into the balance sheet when there is a reasonable probability for future use.

Total changes in deferred tax in Unitor ASA in 2001 do not reflect changes in deferred tax asset due to use of the Norwegian Intra group regulation for the sale of assets to TI Marine Contracting AS as of 01.01.01. For Unitor Group this has no effect.

NOTE 8 EARNINGS PER SHARE

Unitor Group

	2001	2000	1999
Basic earnings per share*	**1.13**	0.31	-2.97
Net profit	**22.00**	6.00	-58.00
Time weighted average number of shares issued	**19.55**	19.55	19.55
Number of shares per 01.01	**19.55**	19.55	19.55
Number of shares per 31.12	**19.55**	19.55	19.55

* No option schemes in place that will dilute the basic earnings per share based on prevaling share price per 31.12.2001

Number of shares is displayed in millions.

NOTE 9 GOODWILL

Unitor Group

	Accumulated cost price 01.01.01	Accumulated depreciation 01.01.01	Book value 01.01.01	Investments/ disposals in 2001	Depreciation and write down in 2001	**Book value 31.12.01**
GF Marine	38	34	4	0	2	**2**
Ginge Kerr	17	13	4	0	1	**3**
Svenska Skum	15	6	9	-9	0	**0**
Dobson	61	23	38	0	3	**35**
Rochem	76	52	24	0	4	**20**
Miscellaneous	7	3	4	0	1	**3**
Total	**214**	**131**	**83**	**-9**	**11**	**63**

* Goodwill is depreciated over 10-20 years.

NOTE 10 FIXED ASSETS

Unitor Group

	Machinery & Equipment	Buildings and land	Ships	IT-project & other intangible assets	Total
Cost price 01.01.2001	529	453	6	116	1 104
Investments	101	14	0	50	165
Disposals at cost price	-230	-43	-2	-2	-277
Currency adjustments	2	-19	1	0	-16
Cost price 31.12.2001	**402**	**405**	**5**	**164**	**977**
Acc. ordinary depreciation 01.01.2001	-345	-107	-2	-16	-470
Ordinary depreciation	-45	-16	0	-19	-80
Disposals acc. depreciation	118	19	0	-1	136
Acc. ordinary depreciation 31.12.2001	**-272**	**-104**	**-2**	**-36**	**-414**
Book Value 31.12.2001	**130**	**301**	**3**	**129**	**563**
Depreciation period	4-14 years	20-33 years	20 years	8 years	

Unitor ASA

	Machinery & Equipment*	Buildings and land**	IT-project & other intangible assets	Goodwill***	Total
Cost price 01.01.2001	248	3	113	13	377
Investments	33	0	50	0	83
Disposals at cost price	-205	0	0	-5	-210
Cost price 31.12.2001	**76**	**3**	**163**	**8**	**250**
Acc. ordinary depreciation 01.01.2001	-144	-1	-16	-5	-166
Ordinary depreciation	-15	0	-19	-1	-35
Disposals acc. depreciation	127	0	0	3	130
Acc. ordinary depreciation 31.12.2001	**-32**	**-1**	**-35**	**-3**	**-71**
Book value 31.12.2001	**44**	**2**	**128**	**5**	**179**
Depreciation period	4-14 years	20-33 years	8 years	20 years	

* Cylinders included in Machinery & Equipment
** Land is not depreciated
*** The goodwill is related to Ginge Kerr

NOTE 11 INVENTORIES

Unitor Group 1999	Unitor Group 2000	Unitor Group 2001	MNOK	Unitor ASA 2001	Unitor ASA 2000	Unitor ASA 1999
47	49	31	Raw materials	0	0	0
11	23	15	Goods / projects in process	3	5	1
368	392	417	Finished goods	193	193	164
427	**464**	**463**	**Total inventories**	**196**	**198**	**165**
5	13	51	Accrual obsolete inventory	48	13	5

NOTE 12 ACCOUNTS RECEIVABLE

Unitor Group				Unitor ASA		
1999	2000	**2001**	MNOK	**2001**	2000	1999
606	674	**592**	Accounts receivable - invoiced	**498**	594	552
-16	-21	**-18**	Provision for bad debt	**-15**	-17	-14
590	**653**	**574**	**Total accounts receivable**	**483**	**577**	**538**
15	18	**19**	Recorded loss on accounts receivable	**19**	16	13

Customer bonus MNOK 41 is for 2001 reclassified from other short term liabilities to accounts receivable.

NOTE 13 CASH AND BANK DEPOSITS

Unitor Group				Unitor ASA		
1999	2000	**2001**	MNOK	**2001**	2000	1999
101	76	**128**	Cash and bank deposits - unrestricted	**80**	37	35
18	13	**16**	Cash and bank deposits - restricted	**0**	0	0
119	**89**	**144**	**Total cash and bank deposits**	**80**	**37**	**35**

Unitor ASA

The company's employees tax liabilities are secured by a bank guarantee.

Unused bank overdraft facility amounts to MNOK 48.

NOTE 14 EQUITY

	Share-capital	Share premium reserve	Other equity Unitor ASA	Other equity Group	Total
Equity per 31.12.98	244	355	150	143	892
Net profit			26	-84	-58
Equity per 31.12.99	**244**	**355**	**176**	**59**	**834**
Net profit			4	2	6
Equity per 31.12.00	**244**	**355**	**180**	**61**	**840**
Corrections due to intra group transfers*			3	-3	0
Net profit			26	-4	22
Currency exchange differences			0	-23	-23
Corrections previous years**			-49	49	0
Equity per 31.12.01	**244**	**355**	**160**	**80**	**839**

* Total changes in deferred tax in Unitor ASA in 2001 do not reflect changes in deferred tax asset due to use of the Norwegian Intra group regulation for the sale of assets to TI Marine Contracting AS as of 01.01.01. For Unitor Group this has no effect.

** Corrections previous years relate to correction of factoring fee between Unitor Ships Service Inc. (USA) and Unitor ASA. The correction relates to the years 1995-1998.

The Unitor share's nominal value is NOK 12.50 per share.

NOTE 15 PENSIONS

The Unitor Group's defined benefit plans cover as per 31.12.01 a total of 284 employees. The pension plans vary to some extent, however all plans are coordinated with expected contribution from the National Insurance.

Most of the foreign subsidiaries have contribution plans.

The Group also has some minor unfunded pension liabilities. The annual costs from these plans are immaterial. Provisions for early retirement have been calculated separately and are included in the liabilities with MNOK 2. External actuaries have been used to estimate values of plan assets and liabilities incurred. The effect of changes in estimated values and deviation between estimate and actual return on plan assets are recorded on profit and loss over the average remaining pensionable service when the accumulated effect exceeds 10% of the largest of plan assets and incurred liabilities.

Unitor Group				Unitor ASA		
1999	2000	2001	MNOK	2001	2000	1999
			Economical assumptions			
6.0%	6.0%	6.0%	Interest rate	6.0%	6.0%	6.0%
7.0%	7.0%	7.0%	Expected return on plan assets	7.0%	7.0%	7.0%
3.3%	3.3%	3.3%	Regulation of wages	3.3%	3.3%	3.3%
2.5%	2.5%	2.5%	Regulation of pensions	2.5%	2.5%	2.5%
			Specification of current year pension costs			
7	7	6	Net present value of this year pension costs	5	6	5
6	6	4	Interest costs of incurred pension liabilities	5	5	5
-6	-7	-7	Expected return on plan assets	-6	-6	-5
1	1	1	Charged social security tax	1	1	1
0	0	-6	Recorded share of changes in estimated values	-6	0	0
16	2	14	Pension cost contribution plans	0	0	0
23	**8**	**12**	**Net pension costs**	**-1**	**6**	**6**
			Specification of net pension liabilities			
111	123	129	Estimated value of incurred liabilities	94	100	97
99	110	115	Estimated value of plan assets	86	84	74
12	**13**	**14**	**Net pension liabilities**	**8**	**16**	**23**
8	3	-4	Accumulated changes in estimated values	-4	0	0
20	**16**	**10**	**Net pension liabilities on balance sheet***	**4**	**16**	**23**

* Net pension assets and liabilities

NOTE 16 PROVISIONS FOR RESTRUCTURING

Unitor Group

	2001	2000	1999
Restructuring accruals	17	50	54
Restructuring expenses used of this year's accrual	-10	-33	-4
Total accruals	**7**	**17**	**50**

NOTE 17 LIABILITIES TO FINANCIAL INSTITUTIONS

Distribution of long term interest bearing liabilities by currency (amount in MNOK):

Currency	2001	2000	1999
NOK	**0**	70	2
USD	**581**	753	725
EUR	**226**	0	0
Total liabilities to financial institutions	**807**	**823**	**727**

Per 31.12.01, the average interest rate of Unitor Group's long term USD loans is 4.05%.
Per 31.12.01, the average interest rate of Unitor Group's long term EUR loans is 5.06%.

The weighted average interest rate for long term interest bearing debt is in addition influenced by a premium or a discount (pips) on forward contracts related to the Balance Sheet Hedge. Per 31.12.01 unrealised net interest income not reflected in the balance sheet was MNOK 3.

Amortisation plan for long term interest bearing liabilities distributed by type of loan:

Year	Mortgage loan	Other liabilities	**Total**
2002	0	358	**358**
2003	0	226	**226**
2004	0	0	**0**
2005	0	224	**224**
After 2005	0	0	**0**
Total	**0**	**807**	**807**

The Group's main debt financing consists of two term loans of MUSD 25 each, and a revolving credit facility of MUSD 70, out of which MUSD 40 is drawn as of 31.12.01.

Unitor has after 31.12.01 accepted a new credit facility of MUSD 110. The new credit facility expires in 2005.

Financial covenants:

(i) Interest Bearing Debt to Tangible Net Worth Ratio: At all times to be less than 1.5/1. Tangible Net Worth is defined as total shareholders' equity less any intangibles plus EDP software investments;

(ii) Minimum Liquidity: At all times to be in excess of MNOK 75 , to include cash and marketable securities; and

(iii) Interest Cover Ratio: At all times to be in excess of 3.5/1, defined as Pre Tax Profit plus Depreciation plus Interest Expense divided by Interest Expense.

NOTE 18 OTHER SHORT TERM LIABILITIES

Unitor Group				Unitor ASA		
1999	2000	**2001**	MNOK	**2001**	2000	1999
19	6	**25**	Taxes	**0**	0	0
59	41	**0**	Prepayments / customer bonus	**0**	41	55
0	0	**0**	Short term liabilities to subsidiaries	**324**	201	217
85	119	**76**	Other	**22**	53	47
163	**166**	**101**	**Total other short term liabilities**	**346**	**295**	**319**

Customer bonus totalling MNOK 41 is for 2001 reclassified to accounts receivable.

NOTE 19 PLEDGES

Unitor does not have any mortgaged assets. The financial institutions however have a negative pledge on all material assets.

NOTE 20 STATEMENT OF CASH FLOW

The Unitor Group had a positive cash flow from operations of MNOK 163, compared with a negative cash flow from operations of MNOK 33 in 2000. The increase in cash flow from operations in the period 2000-2001 is mainly due to net reduction in accounts receivable of MNOK 79 compared to an increase of MNOK 63 last year, a change of MNOK 142.

Investments during the year totalled MNOK 165, compared with MNOK 110 the previous year. Of this, machinery and IT equipment represented MNOK 151, buildings and land MNOK 14. Svenska Skum AB was sold 31.12.2001. The sales price was MSEK 75.

As of 31.12.2001, net interest bearing debt was MNOK 663 . This is down MNOK 93 from last year.

NOTE 21 FINANCIAL MARKET RISK AND FINANCIAL INSTRUMENTS

Currency risk
Unitor Group's cash flow is exposed to a number of different currencies related to a net currency inflow (USD) and net outflow (various currencies). Continuous evaluation of acceptable hedging rates for future cash flows are made. Financial instruments used for hedging are forward contracts or options (option combinations).

As of 31.12.01, MUSD 50 of net currency inflow in 2002 has been hedged with forward contracts at an average exchange rate of 9.31. MUSD 10 of net currency inflow in 2003 has been hedged with forward contracts at an average exchange rate of 9.23. In addition, projects have been hedged for TI Marine Contracting with MUSD 15 and MJPY 434.

Unitor Group's balance sheet items are exposed to various currencies. This exposure is hedged as it occurs by entering forward contracts.

Forward exchange contracts per 31.12.01

	Bought/Sold	Amount in currency	Against	Avg. remaining terms (months)	Unrealised gain/(loss)
USD	Sold	80	NOK	11	13
GBP	Sold	13	NOK	3	-4
EUR	Sold	10	NOK	3	0
JPY	Sold	1 504	NOK	9	10
SEK	Sold	7	NOK	2	0
DKK	Sold	10	NOK	2	0
SGD	Sold	12	NOK	2	0
KRW	Sold	3 000	NOK	4	1
ZAR	Sold	5	NOK	2	1
Total outstanding contracts					**21**
Whereof recorded in Profit and Loss					0

Forward and option contracts related to hedging of future cash flows in various currencies, will be included in the P/L continuously as the net underlying currency inflow or outflow occurs.

Forward and options contracts related to hedging of the Group's balance sheet items are booked against equity according to new accounting principles.

Interest rate risk
Per 31.12.01, the average interest rate of Unitor Group's long term USD loans is 4.05%. Average term of interest rate fixing is 35 days.
Per 31.12.01, the average interest rate of Unitor Group's long term EUR loans is 5.06%. Average term of interest rate fixing is 37 days.

NOTE 22 MAJOR EXCHANGE RATES IN 2000 AND 2001

Versus NOK	**2001 Average rate**	**2001 Closing rate**	2000 Average rate	2000 Closing rate
USD	**8.9923**	**8.9459**	8.8128	8.8595
EUR	**8.0548**	**7.9654**	8.1243	8.2445
JPY	**7.4000**	**6.7962**	8.1814	7.7126
GBP	**12.9638**	**13.0082**	13.3356	13.2130

NOTE 23 ORDER RESERVE BY BUSINESS AREA

Order reserve per 31.12:	2001	2000	1999
TI Marine Contracting	169	117	152
Unitor Ships Equipment	421	328	213
Svenska Skum	0	31	32
Unitor FiFi Systems	18	0	0
Total order reserve	**608**	**476**	**397**

NOTE 24 SHARES IN SUBSIDIARIES

Shares in subsidiaries	Country of Registration	Companies' share capital	Ownership/ vote right	Book value 31.12.01 NOK 1,000
Unitor Pty. Ltd.	South Africa	ZAR 910	100 %	1 656
Unitor Argentina	Argentina	ARS 12	100 %	2 105
Unitor Ships Service Equipam. Maritimos Ltda.	Brazil	BRR 275	100 %	974
Unitor Ships Service Ltd. Canada	Canada	CAD 1	100 %	5
Unitor Ships Service NV	Netherl. Ant.	ANG 10	100 %	43
Unitor Panama SA	Panama	USD 25	100 %	148
Unitor Holding Inc.	USA	USD 1.759	100 %	67 153
Unitor Ships Service Ltd.	Hong Kong	HKD 0	100 %	0
Unitor Ships Service Co. Ltd.	Japan	JPY 200.000	100 %	11 883
Unitor Korea Ltd.	Korea	KRW 290.000	100 %	2 831
Unitor Trading (Malaysia) SDN BHD	Malaysia	MYR 50	100 %	127
Unitor Ships Service Pte. Ltd.	Singapore	SGD 100	100 %	220
Unitor Ships Service NV	Belgium	BEF 2.500	100 %	5 327
Unitor Denmark AS	Denmark	DKK 2.000	100 %	18 019
Unitor Fi-Fi Systems AS	Norway	NOK 500	100 %	500
Unitor Ships Service OY AB	Finland	FIM 50	100 %	81
Unitor Ships Service SA	France	FRF 250	100 %	232
Unitor Trading France SA	France	FRF 250	100 %	313
Uniref SA	Greece	GRD 1.043.401	100 %	27 141
Unitor Hellas AEVE	Greece	GRD 1.110.000	100 %	64 395
Unitor Trading SRL	Italy	ITL 205.000	100 %	1 145
Unitor Cyprus Ltd.	Cyprus	CYP 10	100 %	146
Unitor Ships Service BV	Netherlands	NLG 40	100 %	119
Kjemi-Service AS	Norway	NOK 250	100 %	21 050
Ticon Isolering AS	Norway	NOK 100	100 %	0
Unitor Polzka SP z.o.o.	Poland	PLZ 328	100 %	1 246
Unitor Equipamentos Maritimos Ltda.	Portugal	PTE 500	100 %	30
Unitor de Portugal - Equip. Navais e Ind. Ltda.	Portugal	PTE 400	100 %	256
Servicios Navales Uniper SA	Spain	ESP 80.000	100 %	4 274
Unitor UK Holding Ltd.	U.K	GBP 6.250	100 %	64 822
Rochem Holding AG	Switzerland	CHF 2.000	100 %	89 395
Unitor Ships Service AB	Sweden	SEK 100	100 %	62
TI Marine Contracting AS	Norway	NOK 15.000	100 %	15 000
Unitor Ships Service GmbH	Germany	DEM 5.400	100 %	23 507
Total shares in subsidiaries				**424 204**

Shares in joint ventures and affiliated companies	Country of registration	The Company's share value	Group share	Book value 31.12.01 NOK 1,000
e4marine	Norway	0 %	75 %	3 694
Marine Alliance	Netherlands	0 %	50 %	-1 170

Shares in subsidiaries with indirect ownership	Country of registration	Group share
Unitor de Mexico SA de CV	Mexico	100 %
Unitor Ships Service Inc.	USA	100 %
Ticon Insulation UK Ltd.	U.K	100 %
Unitor Ships Service Ltd.	U.K	100 %
Unitor UK Ltd.	U.K	100 %
Unitor Development II Ltd.	U.K	100 %

NOTE 25 SHAREHOLDER INFORMATION

Largest shareholders in Unitor ASA at 31.12.2001		No of Shares	% of total Share Capital
1	Umoe Industri AS****	9 629 069	49,25
2	Odin Norge	1 936 300	9,90
3	Folketrygdfondet	1 471 400	7,53
4	Fidelity Funds - European Growth Brown Brothers Harriman	932 300	4,77
5	Vital Forsikring ASA	551 600	2,82
6	Verdipapirfondet Avanse Norge	307 363	1,57
7	Verdipapirfondet Avanse Spar	221 810	1,13
8	Nordbanken	168 600	0,86
9	Byggservice Møre AS	160 600	0,82
10	Lombard, Odier & Cie	158 000	0,81

Shares owned by members of the Board, President and Auditors per 31.12.2001:	No of Shares
Name	
Morits Skaugen Jr. *	1 000
Carsten Hansteen *	0
Gøran Persson *	0
Bjørn Trondsen *	600
Andrew Clive Sheriff **	0
Turi Strømberg **	0
Svenn Jacobsen **	400
Jarle Roth, President & CEO ***	11 000
Auditors:	
Arthur Andersen & Co.s partners	0

* This summary includes shares owned by near family and through companies the person controls
** Employee representative
*** President & CEO from 01.03.2001
**** Umoe Industri AS owns per 15.03.2002 57.92% of the shares in the company

NOTE 26 RECEIVABLES AND LIABILITIES RELATED TO SUBSIDIARIES

	Unitor ASA		
	2001	2000	1999
Short term receivables	**185**	3	85
Long term receivables	**416**	567	525
Short term liabilities	**324**	201	217
Long term liabilities	**15**	11	2

Other long term financial assets include loan to Marine Alliance and e4marine of MNOK 12.

NOTE 27 GUARANTEES

	Unitor ASA		
	2001	2000	1999
Guarantee liabilities to Group companies	**78***	121	83
Guarantee liabilities others	**3**	3	3
Total guarantee liabilities	**81**	124	86

Whereof MNOK 45 is for Marine Alliance

Auditor's Report for 2001

Translation from Norwegian

TO THE ANNUAL SHAREHOLDERS' MEETING OF UNITOR ASA

We have audited the annual financial statements of Unitor ASA as of 31 December 2001, showing a profit of NOK 26 million for the parent company and a profit of NOK 22 million for the group. We have also audited the information in the directors' report concerning the financial statements, the going concern assumption, and the proposal for the appropriation of the profit. The financial statements comprise the balance sheet, the statements of income and cash flows, the accompanying notes and the consolidated accounts. These financial statements are the responsibility of the Company's Board of Directors and Managing Director. Our responsibility is to express an opinion on these financial statements and on other information according to the requirements of the Norwegian Act on Auditing and Auditors.

We conducted our audit in accordance with the Norwegian Act on Auditing and Auditors and auditing standards and practices generally accepted in Norway. Those standards and practices require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. To the extent required by law and auditing standards an audit also comprises a review of the management of the Company's financial affairs and its accounting and internal control systems. We believe that our audit provides a reasonable basis for our opinion.

In our opinion,

- the financial statements have been prepared in accordance with law and regulations and present the financial position of the Company and of the Group as of 31 December 2001, and the results of its operations and its cash flows for the year then ended, in accordance with accounting standards, principles and practices generally accepted in Norway
- the Company's management has fulfilled its obligation in respect of registration and documentation of accounting information as required by law and accounting standards, principles and practices generally accepted in Norway
- the information in the directors' report concerning the financial statements, the going concern assumption, and the proposal for the appropriation of the profit is consistent with the financial statements and comply with law and regulations.

ARTHUR ANDERSEN & CO.

Jan Egil Haga (sig)
State Authorised Public Accountant (Norway)

Oslo, March 21, 2002

PROFIT AND LOSS BY QUARTER

MNOK	4q 2001	3q 2001	2q 2001	1q 2001	4q 2000	3q 2000	2q 2000	1q 2000
Revenues Unitor Ships Service	450	481	500	511	506	482	486	459
Revenues Unitor Ships Equipment	154	122	116	119	146	108	117	115
Operating revenues	604	603	616	630	652	590	603	574
Cogs – Unitor Ships Service	253	246	243	243	246	229	238	226
Cogs – Unitor Ships Equipment	113	87	81	82	91	78	81	77
Cost of goods sold	366	333	324	325	337	307	319	303
Other operating costs	237	237	222	232	233	217	253	235
Ordinary depreciation	22	21	24	24	31	22	26	24
Ordinary operating result	(21)	12	46	49	51	44	5	12
Net financial costs	7	7	4	23	27	27	35	17
Earnings before taxes	(28)	5	42	26	24	17	(30)	(5)
Taxes	0	2	14	8	0	0	0	0
Net profit/(loss)	(28)	3	28	18	24	17	(30)	(5)

SHARES AND SHARE CAPITAL

The development of the share capital over the past five years

Date	Type of issue/expansion	Change in no. of shares	No. of shares	Share capital
01.01.96			19,289,651	241,120,630
1996	Management share issue	50,000	19,339,651	241,745,630
1997	Management share issue	210,000	19,549,651	244,370,630
1998	No share issues		19,549,651	244,370,630
1999	No share issues		19,549,651	244,370,630
2000	No share issues		19,549,651	244,370,630
2001	No share issues		19,549,651	244,370,630

DEFINITIONS TO KEY RATIOS

1	EBIT	Ordinary operating result* + net currency hedge
2	EBITDA	Ordinary operating result* + ordinary depreciation + net currency hedge
3	EBITDA margin	EBITDA / Operating revenues
4	Net operating margin	Ordinary operating result* / Operating revenues
5	Gross profit margin	Earnings before tax / Operating revenues
6	Net profit margin	Net profit / Operating revenues
7	Return on capital employed	Ordinary operating result* / Average capital employed (Total assets - non interest bearing debt + accrued dividends)
8	Return on equity	Net profit / Average equity
9	Market value	Share price 31.12. total outstanding shares
10	Equity ratio	Equity / Total assets
11	Current ratio	Current assets / Short term liabilities
12	Earnings per share	Net profit / Average number of shares (adjusted)
13	Cash flow per share	Net profit +ordinary depreciation + loss on accounts receivable + deferred tax / Average number of shares (adjusted)
14	Book equity per share	Equity / Total outstanding shares
15	Dividends	Dividends are adjusted for share issues and share split.
16	Payout ratio	Dividends in percent of earnings per share

* Ordinary operating result is corrected for accruals and write downs from restructuring and discontinued activity

Unitor aims for its share price to reflect as closely as possible its underlying values as well as expectations of future earnings. In order to achieve this, Unitor keeps the financial market posted about the company's performance through stock market reports and press releases, annual and interim reports and presentations in Norway and abroad. Unitor's web site contains up-to-date information on Unitor in general, the latest news, financial information and the products and services we offer. The address is http://www.unitor.com/.

DIVIDEND POLICY

Unitor aims to give its shareholders the best possible return by way of efficient operations and closer links to the customers. The company's ambition is for continued growth and it considers financial freedom of action to be important. The return on the shareholders' investments is realised in the form of rising share prices and distribution of dividends. For Unitor both 2000 and 2001 have been relatively difficult years, even though the group made a profit in 2001 the Board of Directors have recommended that no dividends should be paid for 2001.

EVALUATING UNITOR

At the 2001 year end, the price per Unitor share was NOK 41.00, whereas the number of shares was 19.55 million. The equivalent figures as at December 31, 2000, were NOK 59.00 and 19.55 million respectively, making the total stock market value at the two year-ends approximately MNOK 801 and MNOK 1,153, respectively.

No valuation of the company is presented beyond the above information regarding stock market value. However, several broking houses prepare analyses and valuations. Most factors of significance when assessing the Unitor Group have been covered in previous chapters in this Annual Report.


6
4
2
0
-2
-4
97
98
99
00
01

EARNINGS AND DIVIDEND PER SHARE
(NOK)

□ Earnings per share
□ Dividend per share


2000
1500
1000
500
0
97
98
99
00
01

STOCK MARKET VALUE
(MNOK)


150
120
90
60
30
0
01.97
07.97
01.98
07.98
01.99
07.99
01.00
07.00
01.01
07.01
12.01

SHARE PRICE MOVEMENTS ON THE OSLO STOCK EXCHANGE (1997–2001)

—— Unitor —— Relative Total Index —— Relative Shipping Index

Distribution of shares in Unitor ASA as at 31.12.2001 by geographic area

Area	No. of shareholders	% of no. of shareholders	% of total share capital
Norway	1,030	81.6	92.3
Luxembourg	3	0.2	4.9
Sweden	17	1.3	0.9
Switzerland	1	0.1	0.8
U.K.	30	2.4	0.5
Denmark	4	0.3	0.2
Other countries	177	14.0	0.4
Total	**1,262**	**100.0**	**100.0**
Trading abroad	**232**	**18.4**	**7.7**

Distribution of shares in Unitor ASA as at 31.12.2001 by shareholder group

Number of shares per shareholder	No. of shareholders	% of no. of shareholders	% of total share capital
1–100	557	44.1	0.1
101–1,000	486	38.5	1.0
1,001–10,000	168	13.3	3.0
10,001–100,000	38	3.0	5.9
Over 100,000	13	1.0	90.0
Total	**1,262**	**100.0**	**100.0**

Share price movements on the Oslo Stock Exchange (1997–2001)

	2001	2000	1999	1998	1997
Highest price	64,50	77,00	83,00	130,00	118,00
Lowest price	29,00	52,50	48,50	68,00	72,00
Closing price as at 31.12	41,00	59,00	60,00	74,00	90,00

TRADING IN UNITOR SHARES

Unitor has been listed on the Oslo Stock Exchange since 1968. In 2001, 29,555,405 shares were traded, producing a current ratio of 151%. Corresponding figures for 2000 were 35,424,781 shares and a current ratio of 181%.

REGULATION OF THE OPENING VALUE WITH CHANGES IN TAXED CAPITAL (RISK)

RISK regulation only applies to Norwegian shareholders and is carried out as of January 1, for those who are shareholders at that time.

RISK-amounts per share for the period 1995-2001:

1.1.96	1.1.97	1.1.98	1.1.99	1.1.00	1.1.01	1.1.02*
NOK 1.82	NOK 2.17	NOK -0.80	NOK -2.25	NOK -0.63	NOK 0,98	NOK 0

*Calculated

AUTHORISATION TO INCREASE CAPITAL

Shareholder information

At the Annual General Meeting on May 24, 2000, the Board of Directors was authorised to increase the Company's share capital by up to MNOK 1,875 by issuing up to 150,000 shares, each with a par value of NOK 12.50. The shares shall be offered to Company employees selected by the Board and based on specified conditions in each case. Existing shareholder preference rights are waived. This authorisation includes the right to change resolutions in connection with increase(s) in share capital that are carried out. This authorisation is valid until May 23, 2002.

At the Annual General Meeting on May 14, 2001, the Board of Directors was authorised to increase the Company's share capital by up to MNOK 4,375 by issuing up to 350,000 shares, each with a par value of NOK 12.50. The shares shall be offered to Company management, based on conditions specified by the Board of Directors. Existing shareholder preference rights are waived. This authorisation includes the right to change resolutions in connection with increase(s) in share capital that are carried out. This authorisation is valid for two (2) years.

HUMAN RESOURCES IN UNITOR

To achieve our performance objectives we are focused on ensuring that our employees understand Unitor's strategy and that they deliver what we promise in our daily operations. Additionally, we want to ensure that they are able to handle consistently changing environments and increase our operational performance and effectiveness.

We started 2001 after a year of significant change. Our level of focus on the human factor of our business directly impacts on our operational performance. In order to meet future demands in the marine industry our primary focus was one of consolidation; to ensure that the demands of Unitor's major initiatives and performance issues were supported and implemented at all levels in the organisation.

New systems, processes and partners require new learning.

The aggressive rollout of the PortLink system in 2001 demanded an equally aggressive and demanding training and development program. Unitor introduced 124 sites (of a total of 219) to the 'new way of doing business' through PortLink. This was complimented by the further support to the Marine Alliance, with Unitor assisting in the further training and development of customer service, product and technical specialist packages.

The structured training and development planning process in August 2001 enabled our functional streams to coordinate and structure their needs and requirements to the benefit of the organisation. 2001 saw the first offering of on-line training in office software.

Proof of our people's flexibility, dedication and professionalism is that Unitor has relied on its own staff to implement these significant and fundamental global changes in 2001.


NITOR

Streamlining for better management efficiency

We sharpened our focus on organisational performance and believe in measuring what we need to manage. 2001 has seen a coordinated effort to streamline our global business reporting methods and to maintaining clarity and consistency in our policies and procedures. This effort has established the central reporting of our primary Key Performance Indicators (KPI's). Through use of our intranet we have made available a number of key global staff services, eg. personnel and world directory and our interactive organisational chart. Consistency and focus on the global needs of the organisation has resulted in these changes being put into place. The organisation can report a 2% reduction of absenteeism due to illness and a 6% reduction in employee turnover.

A conscientious approach to employee conditions

We believe that an attractive, challenging and progressive work environment is a great market advantage when attracting, acquiring and retaining our staff. Enjoyable and attractive 'working conditions' encompass a competitive remuneration system. We have jointly approached this issue by using 2001 as a year for evaluation, consideration and trial.

Turning information into communication

Employee motivation, direction, understanding and even 'peace of mind' comes from sound communication. Our commitment to our peoples' need for information on the key issues and activities in Unitor is why we continue to support the traditional communication channels. Increasing staff interest and support in developing our intranet capabilities has enabled us to globally communicate and exchange information on a greater level. This evolution demands, however, that our communication tools are employed with the purpose of facilitating and supporting the business performance.

Building for the future

It is important that we have a common understanding of Unitor's business objectives and strategy and that we co-ordinate our efforts to implement this strategy and to reach these objectives. Unitor will capitalise on the activities of 2001 and facilitate strategy implementation throughout the entire organisation in 2002. Strategy will be implemented by using an action-based Leadership Development tool called LEAD. This tool will ensure that the business strategy is linked to group and personal, action plans and the behaviours needed to enable and realise the strategy.

QUALITY, SAFETY AND THE ENVIRONMENT

Quality, safety and concern for the environment are an integral part of Unitor's business success and are therefore natural parts of the company's business processes. Experience shows that sound environmental practices lead to lower production costs and increased customer satisfaction.

Since 1991, Unitor's quality assurance system has been developed to conform to the ISO 9000 series of standards. All the company's manufacturing facilities have been officially certified in the ensuing years.

Unitor's Quality, Health, Safety & Environmental policy was revised in 2001 to increase focus on this area. This states that all Unitor activities shall be performed with active focus on health, safety and security to avoid injuries or damages to property and the environment.

Unitor has developed a computerised system for reporting and processing claims and incidents of non-conformance. This enables effective and objective follow up, including both preventive and corrective actions.

Effective implementation of Unitor's Quality and HSE systems requires independent control by dedicated personnel. Internal auditors are trained to recognised standards and have the independence needed to secure the implementation of the relevant policies and procedures. Demonstrating effective quality and environmental management will give Unitor increased profitability by reducing cost, risk and exposure to the environment.

Quality and Health, Safety & Environment activities

Unitor reports all HSE related accidents, incidents and near-misses, both internally and to the appropriate external authorities. In 2001 there were no serious accidents or spills resulting in long-term injury or pollution to the external environment.



Unitor is committed to having "best in industry" Q & HSE practices. A team of dedicated specialists has been assembled whose task is to oversee policy and its implementation; carry out auditing activities and determine further training needs.

Each of Unitor's 65 offices is quality-inspected by trained, independent auditors every three years at a minimum. Self-assessments and executive site visits are carried out and documented on an annual basis. The company's staff of qualified Q & HSE auditors is deployed throughout the Unitor worldwide network to support this work.

Q & HSE activitities and management is based upon input from functional specialists in the Americas, Europe, Southeast Europe and Asia Pacific. Additional input is gained from the company's IT based Improvement System; internal, customer and external audit reports and other reports based on specific cases. A monthly report provides important decision-making information for senior management.

Unitor adheres to the ISO 9001:2000 standard, which requires continual monitoring of customer satisfaction. The company is developing objective methods for measuring this parameter. When fully implemented, this measurement activity will identify cases of under-reporting of customer claims, providing better information for decision-making.

NOTES



Unitor ASA
P.O. Box 300 Skøyen
N-0213 Oslo, Norway

Visiting address:
Drammensveien 211
N-0281 Oslo, Norway

Tel: +47 22 13 14 15
Fax: +47 22 13 45 00

www.unitor.com